Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 17, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

Intendencia General de Supervisión de Conductas

Attention:	Alix Godos

General Superintendence

General Superintendecy of Conduct Supervision

Reference:	Official Letter No. 1004-2026-SMV/11.1

Dear Sirs,

We are writing to you regarding the reference Letter, through which Cementos Pacasmayo S.A.A. is required, among others, to communicate as a material fact the responses to the information requests contained in said Letter.

In response to your request, we hereby submit the response brief as a material fact, which is included as an Annex to this communication.

With no further matters to address, we remain at your disposal.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 17, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Intendencia General de Supervisión de Conductas

Present. -

Attention:	Alix Godos

General Intendant

Intendency of Conduct Supervision

Reference:	Official Letter No. 1004-2026-SMV/11.1 issued and notified on March 11, 2026, File No. 2025054605

Dear Sirs,

CEMENTOS PACASMAYO S.A.A. (the “Company”), with Single Taxpayer Registry No. 20419387658, with its domicile for these purposes at Calle La Colonia N° 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Diego Roda Lynch, identified with DNI No. 09753981, in his capacity as Stock Market Representative, attentively states that:

As is public knowledge and was timely informed to the market through a Material Event dated December 16, 2025, the majority shareholders of Inversiones ASPI S.A. (“ASPI”), the majority shareholder of the Company, signed a Share Purchase Agreement (the “SPA”) with Holcim Ltd. (“Holcim”) for the sale of 99.99% of the shares of ASPI, the holding company of the Hochschild Group and owner of 50.01% of the Company’s share capital, in favor of the Swiss corporation Holcim, under the terms and conditions established in said contract (the “Transaction”).

On March 11, 2026, we were notified of Official Letter No. 1004-2026-SMV/11.1 (the “Official Letter”), through which various information requests are made, including additional information regarding certain operating expenses recognized in the Company’s Audited Financial Statements as of December 31, 2025. In this regard, and within the period granted to address the points expressed in the aforementioned Official Letter, we proceed to respond to each of the aspects mentioned therein, in the order in which they have been included.

1.	Preliminary question on the scope of the SMV’s powers

Exceeding the SMV’s powers

In this regard, we consider it important to state, first of all, that the Company is respectful of the powers, competencies, and faculties attributed to the different entities that make up the Public Administration, with which the company interacts in the course of its operations, as is precisely the case with the Superintendency of the Securities Market (SMV).

Thus, by virtue of these last two principles, all actions of the entities that make up the Public Administration must always be based on a specific norm that enables them and be oriented towards the fulfillment of a public purpose, which ultimately justifies their intervention.

In that sense, although we recognize that, by virtue of the provisions of article 27.1 of the Regulation of Material Events and Reserved Information, approved by Resolution No. 005-2014-SMV-01 (the “Regulation”), the SMV has the faculty to supervise the information disclosed to the market, being fully enabled in turn to “require the Issuer to clarify, specify, supplement, rectify or modify the information disclosed as a material event”; such intervention must fall within the regulations applicable to the supervision activities executed by the SMV in general.

In this regard, it is important to mention that neither the Regulation nor any other legal or regulatory provision linked to the functions or attributes of the SMV contemplates in any way the possibility that, as part of the exercise of its supervisory faculty, the SMV determines, at its sole discretion, that certain transactions carried out in the market be accounting-reversed or that their effects be rolled back. Likewise, there is no legal authorization for such effects in the Concordant Single Text of the Organic Law of the SMV, Decree Law No. 26126.

This last point is of utmost importance since, in accordance with the provisions of article 246 of the TUO of Law No. 27444, Law of General Administrative Procedure, approved by Supreme Decree No. 004-2019-JUS (the “TUO of Law No. 27444”), within the framework of the exercise of the so-called “Administrative Oversight Activity,” Public Administration entities “may only dictate precautionary and corrective measures provided they are enabled by Law or Legislative Decree and through a duly motivated decision and observing the Principle of Proportionality.” Therefore, the issuance of orders of the nature previously mentioned (i.e., accounting reversal of expenses) would only be feasible as long as there is legal authorization for it.

However, through the Official Letter, the General Intendency of Conduct Supervision has ordered the Company—by way of a request for information and documentation supported under article 27 of the Regulation—to act in a certain way, stating that: “In accordance with the foregoing and in compliance with IFRS and legal norms, CEMPACASMAYO should reverse the HOLCIM EXPENSES; and if applicable, register the disbursement if it had been executed, as an Account Receivable from ASPI.”

As can be seen, this is not properly a request for information or documentation, but a sort of corrective measure whose imposition—as explained above—is not within the powers legally attributed to the SMV.

Although the SMV is authorized within the framework of a supervisory action to require the Company to rectify information disclosed as a material event, this cannot be interpreted as a possibility for the SMV to intervene in the operations of the entities under its supervision (or in their accounting records) to order how they should actually act according to its own interpretation and, based on such orders, subsequently demand that the disclosed information be adjusted, specified, supplemented, rectified, or modified. Simply admitting this option would imply giving the SMV interference in the decision-making of its supervised entities, both at the operational and accounting levels, which does not correspond to the legally established powers of the SMV.

On the other hand, we take the liberty of reminding your Office that the Peruvian constitutional order enshrines a social market economy model that recognizes and protects the freedom of enterprise, as well as the fundamental rights of economic agents. In this constitutional context, and notwithstanding the fact that we are addressing each and every one of the information requests formulated by the SMV to the Company since December 22, 2025—even though the relevant information is available to the market in general—it is fundamentally outside the SMV’s mandate to intend to intervene in business decisions that correspond exclusively to the Company’s management bodies, such as the determination of the amount, nature, and timing of the recognition of expenses in its financial statements (which have been audited by top-tier firms and in strict compliance with internationally recognized accounting principles). The decision to assume certain expenses associated with a potential transaction that, in the judgment of the company’s competent bodies, generates long-term value for the firm, constitutes a business management decision protected by the principle of private autonomy and freedom of enterprise.

In its capacity as the securities market regulator, the SMV possesses powers strictly delimited by its Organic Law, which are primarily circumscribed to the oversight of market disclosure, transparency, and investor protection. However, these powers cannot be extended to the point of substituting the business judgment of the management of supervised entities by dictating how they should structure their operations, which expenses they should assume, or how they should account for their commercial transactions. To claim otherwise would transform the SMV into a co-manager of the issuing companies, fundamentally subverting its supervisory role and infringing upon constitutional principles. A democratic State governed by the rule of law requires administrative authorities to act strictly within the scope of their legally attributed authority, without encroaching upon private decision-making spheres that belong exclusively to individuals in the exercise of their economic freedom.

For this reason, and beyond the substantive arguments that support our position and that contrast with the criteria expressed to date by the SMV, we consider that an order such as the one mentioned above far exceeds the powers held by the SMV to act within the framework of a supervisory action like the present one, and therefore should not be complied with as such.

Due process, impartiality, and right of defense

Furthermore, we express our grave concern regarding the tone and substance of the Official Letter in question. Rather than merely serving as a formal request for information, the document contains categorical assertions that suggest a predetermined judgment regarding the Company’s conduct. Such a stance undermines the impartiality that is fundamental to all administrative proceedings.

Indeed, the Official Letter contains expressions such as “substantial operating expenses,” “it is noted that CEMPACASMAYO would have failed to comply with the fundamental principles and duties of transparency,” “a situation that must be corrected in a timely manner, without prejudice to the determination of responsibilities and administrative measures that may be applicable,” along with other phrasing that suggests a predetermined conclusion regarding the result of any future proceedings.

Likewise, as we have highlighted in previous responses, the Official Letter states that “the information disclosed by CEMPACASMAYO would be inaccurate” and that there would be a “possible financial harm to the company and its other minority shareholders.”

Such conduct contravenes the principle of administrative impartiality established in Article IV.1.5 of the Unified Ordered Text (TUO) of Law No. 27444. Under this principle, administrative authorities must act without discrimination toward administered parties, providing equal treatment and protection throughout the proceedings while resolving matters in accordance with the legal framework and the public interest. Furthermore, the right to due administrative process, enshrined in Article IV.1.2 of the same statute, mandates that authorities act with objectivity and impartiality, refraining from prejudgments or premature conclusions that could compromise their independence of judgment.

The repeated use of loaded qualifiers, such as describing the questioned expenses as ‘multi-million’ (millonarios), alongside categorical assertions of alleged non-compliance and damages, constitutes an overt prejudgment of the merits. This creates significant concern regarding the SMV’s objectivity in any potential sanctioning proceedings. If the supervisory authority has already reached a predetermined conclusion regarding the existence of infractions and the necessity of corrective measures, it fundamentally undermines the due process guarantees to which the Company is entitled

It must be borne in mind that, pursuant to Article 246 of the TUO of Law No. 27444, the sanctioning power of public entities is governed, among others, by the principle of due process, which guarantees that entities will apply sanctions subject to the established procedure while respecting the guarantees of due process. The prejudgment of the merits contravenes this fundamental guarantee, as it deprives the administered party of the possibility of having their case evaluated with objectivity by an impartial authority that has not formed a preconceived conclusion regarding the facts of the case.

Additionally, the Official Letter contains definitive conclusions on complex matters that demand rigorous technical scrutiny within a formal proceeding providing comprehensive procedural safeguards. For instance, it categorically states that “the recognition of the multi-million HOLCIM EXPENSES carried out by CEMPACASMAYO in its accounting and in its financial statements would violate several IFRS and the Conceptual Framework for Financial Information,” Such a determination was made without subjecting these claims to the adversarial process essential to any administrative sanctioning proceeding

This situation is particularly serious considering that the Official Letter not only requests information but also orders the adoption of concrete measures such as the reversal of expenses and the recording of accounts receivable, which materially amounts to a sanction or corrective measure dictated without a prior procedure, without a legal basis, exceeding the powers of the SMV and without the Company having had the opportunity to fully exercise its right of defense.

It is particularly serious that the Authority seeks to characterize what is substantively a statement of charges under the guise of a mere request for information. By doing so, the Authority imposes peremptory deadlines on the Company that are significantly shorter than those legally mandated for sanctioning proceedings, thereby manifestly infringing upon our right of defense. This subversion of procedure forces the Company to rebut pre-established conclusions within abbreviated timeframes, depriving us of the due process guarantees and the evidentiary period to which we are entitled by law during any formal charging stage. This was clearly demonstrated by the request for an extension we submitted to your Office to address over 20 separate information requirements, notwithstanding a second, concurrent official letter sent alongside the subject Notice.

Consequently, the tenor of the Official Letter and the statements it contains generate a reasonable concern that the outcome of a procedure that has not even been formally initiated is being pre-judged, which constitutes a violation of due administrative process and the principle of impartiality that must govern all actions of the Public Administration. This distortion of the supervisory and oversight powers not only violates the Company’s constitutional guarantees but also compromises the legal validity of the authority’s actions. For the reasons stated, the Company reserves the right to assert these objections in the corresponding instances.

Damage to the market due to premature disclosure of incomplete information

It is important to specify that any media exposure of the facts subject to the Official Letter is a direct consequence of the SMV’s requirement to reveal, prematurely, the content of the Official Letter and the other information requests notified to the Company. In that sense, we consider that requiring the disclosure of these communications, before the Company has had the opportunity to submit its definitive technical defenses and responses, constitutes a disproportionate proceeding that contravenes the purpose of the regulation of material events.

This way of acting, far from protecting the investor, can potentially cause harm by disseminating information requests containing qualifiers and pre-judgments before the Company has had the opportunity to present its defense. By providing the market with partial and disconnected information, economic agents are misled; they may perceive the existence of a material contingency, causing unnecessary uncertainty that directly damages the shareholders’ equity.

Furthermore, this requirement imposes an unjustified operational burden on the Company, forcing it to manage media reactions derived from poorly executed transparency instead of focusing on the technical resolution of the merits of the matter.

In conclusion, forcing the disclosure of ongoing information requests without allowing them to be accompanied by the corresponding clarifications undermines market stability and distorts the nature of relevant information, transforming an administrative requirement into a distorted red flag for the public.

2.	Background and issues regarding the nature of the expenses questioned in the Official Letter

Before addressing each specific requirement, we consider it crucial to make a conceptual clarification that is essential for the correct understanding of the nature and legitimacy of the Expenses associated with the Transaction.

The S/77.6 million recorded in the account “Expenses associated with the Holcim acquisition” (the “Expenses associated with the Transaction”) comprise two substantially different categories in terms of their legal, economic, and accounting nature:

(a)	First category: Compensation payments

This category includes payments to the CEO and the Company’s Senior Management. It is vital to highlight that these payments constitute, by far, the majority portion of the Expenses associated with the Transaction and present the following characteristics:

(i)	Regarding the bonus to the CEO

The payment made to the CEO constitutes compensarion for his outstanding performance in generating company growth and increasing profitability throughout his entire tenure, and for the purpose of persuading him to continue working for the Company until his normal retirement age of 65, the accrual of which was subject, among other conditions, to the payment condition relating to a change-of-control operation of the Company. It does not constitute, under any circumstances, a “golden parachute” or a termination benefit of an indemnitory nature (as detailed in the Official Letter), since:

●	The CEO’s employment contract remains in effect to date and will remain in effect at the time the change of control becomes effective;

●	There has been no termination, resignation, or end of the employment relationship; and,

●	The bonus was established prior to the Transaction.

It should be noted that the CEO’s contractual agreement that supports the aforementioned bonus was negotiated, agreed upon, and signed by representatives of the Company who held sufficient powers to create valid and enforceable obligations for the Company.

(ii)	Regarding the bonus to Senior Management (other than the CEO)

The payment of the bonus to the principal executives (top management) is of an extraordinary nature and was granted for the purpose of incentivizing the retention of said executives in the Company following the public announcement of the Transaction on December 16, 2025. Its amount constitutes a very minor percentage of the Expenses associated with the Transaction.

(b)	Second category: Payments to external advisors

This category includes certain fees of legal, tax, and financial advisors who participated in the Transaction. As stated in the Material Event dated March 3, 2026 (“HI-03/03/26”), these expenses benefit all of the Company’s shareholders, as they are necessary to ensure the correct structuring of an operation that will strengthen the company’s strategic position.

It is relevant to note that the assumption of expenses of this nature by the target company in the context of mergers and acquisitions (M&A) operations is a widely recognized and widespread practice in the most developed capital markets in the world, including the United States, the United Kingdom, the European Union, and various Latin American countries.

Furthermore, the aforementioned compensations fulfill essential functions in the context of M&A operations given that, primarily, they guarantee the retention of key executive talent during the period of uncertainty that accompanies a change-of-control transaction.

It is important to emphasize, regarding the bonus granted to the CEO, that it does not correspond to a discretionary payment granted on the occasion of a particular transaction, but rather is a pre-existing contractual obligation validly agreed upon between the Company and the CEO. We reiterate that said agreement was established prior to any negotiation with Holcim.

International practice typically includes, as target company expenses, legal advisor fees, tax advisors for contingency assessment, financial advisors for the preparation of information, and, in many cases, compensation to key executives derived from existing contracts that may be triggered by change-of-control operations.

Consequently, the compensation payments—which represent the absolute majority of the Expenses associated with the Transaction—in no way constitute benefits in favor of the selling shareholders of ASPI. On the contrary, they correspond to the Company’s own labor and contractual obligations, derived from compensation schemes previously established and duly approved by the competent bodies.

In that sense, notwithstanding what is described in numeral 1 above, there is no legal or accounting basis to maintain that said payments should be “returned” by the selling shareholders or recorded as an account receivable from ASPI. To argue otherwise would be to disregard the compensatory nature of these disbursements.

We also want to highlight that the materiality of the amounts of said expenses must be determined considering both the value of the Transaction and the size of an issuer such as the Company. As a reference, in transactions of this magnitude and complexity, the total amount of the Expenses associated with the Transaction—adding the compensation components and the professional fees—is within the usual market parameters. Moreover, they are even lower than what an investment bank would normally charge for financial advisory services in comparable operations, noting that no investment bank participated in this Transaction.

3.	Requirements formulated in the Official Letter

3.1	Requirement 1: Detail of all expenses that make up the 04 types of expenses reported in HI-03/03/26, the amount, and the date on which each was incurred or accrued.

As indicated in HI-03/03/26, the main expenses recorded in the corresponding account of the Company’s Audited Financial Statements as of December 31, 2025, are detailed in the four reported categories: (i) legal advisor fees, (ii) tax advisor fees, (iii) financial advisor fees, and (iv) payments to Senior Management, mentioned in the referred HI-03/03/26.

We reiterate that the level of detail provided is adequate and sufficient for the market to have pertinent information for informed decision-making, as required by Article 10 of the Securities Market Law, whose Single Ordered Text was approved by Supreme Decree No. 020-2023-EF (the “LMV”). In that sense, the information provided allows for understanding the scope of the item “Expenses associated with the Holcim acquisition” included in the Company’s Financial Statements as of December 31, 2025.

Likewise, as mentioned in HI-03/03/26, all these concepts were paid and recognized and recorded between December 18, 2025, and December 31, 2025. Regarding the accounting treatment, we reiterate that the Company has complied with International Financial Reporting Standards (IFRS). The aforementioned items were recognized on an accrual basis, reflecting the obligations assumed through the formal approval processes established by the Company’s governing bodies. It is not appropriate to demand that accounting recognition be carried out on a date prior to the emergence of the payment obligation, as this would contravene the accrual principle itself, which establishes that expenses are recognized when the economic event that generates the obligation occurs, not before.

In the practical exercise of business operations, IFRS present a framework of reference for recording economic events based on legal and contractual obligations entered into by the Company’s representatives. Financial information is recorded in accordance with IFRS seeking to reflect economic reality. In the Company’s case, the accounting records are based on contractual obligations assumed and duly approved. Therefore, we confirm that the Company has complied with the corresponding IFRS for the recording of said transactions.

Furthermore, we respectfully dissent from the application of the ‘full disclosure’ principle as a justification for demanding a level of granularity that exceeds what is reasonably required for the market to make an informed assessment of the Transaction-related expenses. We consider that the extensive interpretation of said principle distorts its purpose by seeking information that exceeds the standards of reasonableness and materiality of the information disclosed to the market within the framework of these operations and in accordance with the provisions of the Regulations.

The principle of full disclosure, as understood in the most developed securities markets and in specialized doctrine, does not mean that the issuer must reveal absolutely all information in its possession, without any distinction or filter (e.g., confidentiality). On the contrary, this principle requires the issuer to provide sufficient, material, relevant, and understandable information so that a reasonable investor can make informed investment decisions. Full disclosure is not equivalent to exhaustive disclosure or indiscriminate disclosure.

Indeed, there is a fundamental distinction between the volume of information and the usefulness of information. Information overload, far from protecting the investor, ends up confusing them and hindering their ability to identify the truly material elements for their investment decision, as will be described throughout this document.

It should be noted that the information regarding the Expenses associated with the Transaction was disclosed in a timely and sufficient manner through the publication of the Company’s Audited Financial Statements on February 12, 2026. In those documents, under a strict commitment to transparency and good faith, said concept was broken down as a separate line item, with the intention that any investor can distinguish that they correspond to the Transaction and, in that sense, evaluate whether they have an impact on their decision.

Furthermore, it is important to highlight that the Company has complied with even higher transparency standards than those required by the Regulations and other applicable norms. Through the Press Release corresponding to the fourth quarter 2025 Financial Statements (communicated via Material Event on February 12, 2026), the specific numerical impact of the Transaction-related Expenses was detailed for both the consolidated EBITDA and the Company’s net income. This disclosure allowed the market and investors to precisely identify the non-recurring effect of the Transaction-related Expenses on the fiscal year’s results, ensuring that the recognition of these expenses did not distort the interpretation of the Company’s recurring operating capacity. The aforementioned Press Release stated, among other things, the following:

“- Consolidated EBITDA, excluding transaction-related expenses, was S/ 584.2 million, an increase of 6.4%. Incorporating said expenses, consolidated EBITDA decreased to S/ 506.6 million.

- Net income, excluding transaction-related expenses, was S/ 231.8 million, an increase of 16.5%. Including said expenses, net income was S/ 154.2 million.”

Consequently, the Company has acted under a transparency standard even higher than that established in the Regulations, providing clear, transparent, and timely information.

Demanding an additional breakdown that identifies specific beneficiaries, accounts, or contracts adds no analytical value to the figure already disclosed; on the contrary, it exponentially increases the vulnerability of the involved parties, especially considering that the SMV is requiring our responses to its information requests to be disclosed as material events. In the current environment, the public exposure of detailed transactional data constitutes a serious risk to physical and financial security, facilitating criminal acts. Therefore, the Company has complied with the information disclosure standard without compromising the integrity and lives of individuals or the security of its assets.

Additionally, in accordance with the Law on Protection of Personal Data and its Regulations (D.S. No. 016-2024-JUS), economic income is classified as sensitive data, as its misuse violates the holder’s privacy and security. Consequently, its processing is subject to heightened legal safeguards, mandating that any disclosure of information to administrative authorities be grounded in strict necessity rather than arbitrary demands. In this context, the SMV has incurred in a disproportionate requirement by failing to technically justify why the nominal identification of income is the only means to exercise its supervision. Lacking a justification that respects the principles of purpose and proportionality, the delivery of names linked to economic amounts generates an unnecessary risk of exposure to potential requests for access to public information, affecting the most intimate sphere of the administered parties.

Finally, regarding what is indicated on page 4 of the Official Letter [1], the SMV has provided neither the legal basis nor sufficient guarantees that any confidential and sensitive information we might share with the SMV will be treated as reserved and confidential, without being disclosed to the market, generating the serious consequences previously indicated.

In addition, it must report:

(i)	To which persons of Senior Management and advisors’ payments have been made and the respective amount to each of them.

Regarding this point, we specify that the reference to “Senior Management” includes the CEO and the company’s key executive officers (top management) of the Company.

-	The payment to the CEO was made in compliance with a contractual agreement prior to the Transaction. Said agreement established a contractual obligation that was triggered, among other conditions, as a consequence of the Transaction, as indicated in HI-03/03/26. It is important to note that this payment does not derive from a termination, dismissal, or resignation of the CEO; consequently, it does not constitute a “golden parachute” or an indemnity payment. In that sense, it is appropriate for the Company to make said payment, given that there were prior, valid, and enforceable contractual obligations of the Company.

-	Regarding the bonus granted to the Company’s key executive officers (top management), this was paid after the execution of the Transaction documents and once it was already public. Its nature is extraordinary, as it was granted for the purpose of incentivizing the retention of said executives in the Company following the public announcement of the transaction on December 16, 2025.

-	It is relevant to clarify that, as known by the SMV, the list of advisors involved was included in the annex of persons with knowledge of the Transaction mentioned in the reserved event dated September 9, 2025.

In the present case, the Company has provided sufficient information for the market to understand: (i) the existence and total amount of the Transaction-related Expenses, breaking down said concept as an independent line item in the Company’s Audited Financial Statements; (ii) the general nature of said expenses (advisor fees and Senior Management compensation) as disclosed in HI-03/03/26; (iii) the justification for their accounting recognition; and (iv) the context in which they were incurred. This information allows a reasonable investor to evaluate the impact of the Transaction-related Expenses on the Company’s results and therefore form an informed opinion.

Demanding the disclosure of the individualized detail of each payment, the identity of each beneficiary, the specific terms of each contract, and other operational and confidential information does not contribute to improving the quality of information available to the market; on the contrary, it generates physical and financial security risks for the persons involved (turning sensitive information into a catalog of vulnerabilities that facilitates criminal acts), violates privacy rights and legal norms, and sets a dangerous precedent that is disproportionate to the purposes of investor protection and the transparency principles regulated in the applicable legislation.

(ii)	It has not informed anything additional about the previously mentioned prior contractual obligation and its nature.

The valid, current, and enforceable contractual obligation of the Company toward the CEO derives from a previously executed contract, which establishes an incentive (bonus) in favor of the CEO for his outstanding performance in generating company growth and increasing its profitability throughout his entire tenure, and for the purpose of persuading him to continue working for the Company until his normal retirement age of 65.

In that sense, as is usual in this type of agreement, the accrual of this contractual obligation was subject, among other conditions, to the payment condition relating to a change-of-control operation of the Company.

Consequently, the payment obligation does not arise from the Transaction itself, but rather the latter operates solely as the contractually agreed condition that triggers the enforceability of the payment of said compensation.

(iii)	Everything regarding the parties to the respective contract or content of the document supporting such prior contractual obligation.

The parties to the agreement related to the CEO’s bonus are the Company and the CEO. The obligation consisted of the payment of an incentive (bonus) in favor of the CEO for his outstanding performance in generating company growth and increasing profitability throughout his entire tenure, and for the purpose of persuading him to continue working for the Company until his normal retirement age of 65, this contractual obligation being subject, among other conditions, to the payment condition relating to a change-of-control operation of the Company. Consequently, given that the payment was triggered, among other conditions, as a consequence of the Transaction on December 16, 2025, it was recognized and recorded as an expense in the 2025 fiscal year.

(iv)	Everything regarding which competent body of the company and who approved that contract or prior contractual obligation and on what date; as well as the approval of the hiring of legal, tax, and financial advisors.

The contract executed between the Company and its CEO constitutes a valid, enforceable, and fully binding contractual obligation for the Company.

Notwithstanding this, the expenses linked to the payment of bonuses to Senior Management and the expenses derived from services provided by external advisors were duly approved by the Company’s Board of Directors in a session dated November 17, 2025. We attach a copy of the corresponding minutes as Annex 1. It should be noted that said minutes, insofar as they contained a reference to a reserved event communicated to the SMV corresponding to the potential Transaction, were only accessible to those persons reported in the annex of the reserved event as having knowledge of it. However, since this agreement did not possess the necessary materiality under the Regulations, it was not reported as an additional reserved material event.

Regarding the legal, tax, and financial advisors, as expressed via Material Event on December 22, 2025, the Company had no knowledge of the Transaction. In this regard, once the Transaction became public on December 16, 2025, the Company became aware of the payment obligations assumed regarding said advisors and proceeded to pay the invoices issued in the Company’s name, as approved by the Company’s Board of Directors on November 17, 2025.

(v)	Everything regarding the main terms of the prior obligation and the respective document.

The main terms are detailed in the response to numeral (iii) above.

(vi)	Everything regarding how the SPA triggered CEMPACASMAYO having to make that millionaire payment to its Senior Management.

The manner is detailed in the response to numeral (ii) above.

(vii)	Everything regarding when and by what means CEMPACASMAYO informed the market about the existence of that prior obligation and others that might exist that have the effect of reducing CEMPACASMAYO’s free cash flow, the company’s income, and equity.

In this regard, the reason the market was not informed about the existence of the prior obligation toward the CEO is that such an act did not, and does not currently, meet the materiality or significance criteria required by the Regulations to be considered an autonomous and independent material event and, in that sense, was not reported to the market. Its disclosure would not only be irrelevant for economic decision-making but would also unnecessarily expose sensitive information, generating security risks and physical or financial vulnerabilities for individuals, without an informative benefit justifying such exposure to danger.

Our duty of transparency has been fully met by revealing the nature and global amount of the Transaction-related Expenses, which allows a reasonable investor to evaluate the impact of said expenses on the Company’s results and therefore form an informed opinion.

(viii)	Everything regarding whether or not those expenses would qualify as a related-party transaction that must comply with the regulatory framework provided for starting from literal c) of Article 51 of the Securities Market Law.

As stated in the Official Letter, the amount of the compensations does not reach or exceed the 5% threshold provided for in literal c) of Article 53 of the LMV [2], so said payments do not qualify as a related-party transaction, nor does their approval require compliance with the procedures established in said regulatory provision.

(ix)	Everything regarding whether it is an appropriate and reasonable payment within the framework of good corporate governance practices.

-	Regarding the CEO’s bonus: We must mention that it is reasonable given that the CEO has successfully led the Company’s expansion and the sustained increase in its profitability.

Under the CEO’s leadership, consolidated EBITDA expanded from S/ 298.7 million in 2011 to an adjusted EBITDA of S/ 584.2 million in 2025, reflecting a compound annual growth rate of 4.9%. Likewise, net income went from S/ 65.4 million in 2011 to an adjusted net income of S/ 231.8 million in 2025, reflecting an annual growth of 9.4%.

Furthermore, the CEO’s management has transformed the return profile of the Company’s stock, achieving an average Dividend Yield increase from 2.3% (2011-2013) to a record 10.2% (2023-2025).

This increase in yield has directly benefited our shareholders, and indirectly the affiliates of the AFPs (Pension Fund Administrators), who have received a total of S/ 517 million in dividends during the current CEO’s tenure. It should be noted, for example, that AFP Habitat has received S/ 35 million from this cash flow, a result that attests to the efficacy of current management as a reliable source of recurring yields for their portfolios.

The bonus was additionally conceived to incentivize the CEO’s retention in the Company until reaching the normal retirement age (65 years), ensuring continuity in the company’s strategic leadership.

Finally, the incentive has resulted in a direct benefit for the Company and all its shareholders.

-	Regarding the payment of advisors: We refer to the details included in section 2 above. The payments made have been consistent with market practices for transactions of this nature and with the level of specialization of the advisors involved. The amount of the fees was reasonable and in line with market values. All these disbursements were necessary to ensure proper management of the process, guaranteeing the correct execution and successful closing of the Transaction, which leads to a strategic benefit for all the Company’s shareholders.

(x)	Everything regarding the legality of the prior agreements or obligations related to payments to its Senior Management, and regarding the compliance of said agreements with the provisions of literals a) and b) of Article 51 of the LMV and the provisions established in the LGS cited below.

The scenarios provided for in literals a) and b) of Article 53 of the LMV have not been met. Specifically, (i) no loan of money or assets has been granted by the company to directors or managers, nor have they used for their own benefit—or that of persons with whom they maintain a connection—the company’s assets, services, or credits without the Board’s authorization; and (ii) directors and managers have not used their positions to obtain undue advantages, of any nature, to the detriment of the corporate interest.

As we have reiterated, all actions performed have responded to the benefit and exclusive interest of the Company, which, of course, includes its minority shareholders. In that line, the payment of expenses linked to the Transaction not only directly obeys the Company’s corporate interest but is a legal obligation thereof, the breach of which could trigger negative and harmful consequences for the company.

(xi)	Everything regarding the reasons, specific legal foundations, and documentation supporting the multi-million HOLCIM EXPENSES.

All reasons, legal foundations, and documentation have been mentioned throughout the responses to this Requirement 1. There is no additional material information that (i) changes the nature of these payments or (ii) provides greater scope to the market so that shareholders can adopt an informed investment decision.

The Company has provided sufficient information for the market to understand: (i) the existence and total amount of the Transaction-related Expenses, breaking down said concept as an independent line item in the Company’s Audited Financial Statements; (ii) the general nature of said expenses (advisor fees and Senior Management compensation) as disclosed in HI-03/03/26; (iii) the justification for their accounting recognition; and (iv) the context in which they were incurred. This information allows a reasonable investor to evaluate the impact of the Transaction-related Expenses on the Company’s results and therefore form an informed opinion.

3.2	Requirement 2: (i) Supporting documentation backing your claims that the multi-million HOLCIM EXPENSES are operating expenses.

The reference made to “operating expenses” in HI-03/03/26 should not be interpreted—as stated in the Official Letter—to mean that said disbursements are part of the Company’s ordinary core business. On the contrary, it should be specified that these are ancillary and operational expenses derived within the context of the Transaction—that is, necessary and legally enforceable expenses for the Company for the proper execution of the change-of-control process—but not characteristic of the Company’s customary commercial activity.

In line with the provisions of paragraph 103 of IAS 1, the Statement of Profit or Loss requires expenses to be classified into one of the following categories: cost of sales, distribution or selling expenses, administrative expenses, or other expenses. Since the disbursements linked to the Transaction do not constitute a financial expense or an investment by the Company, their accounting recognition corresponds to the category of “other expenses.”

Likewise, the accounting record of the Transaction-related Expenses in the item titled “Other operating expenses, net” of the Company’s Audited Financial Statements responds to the Company’s accounting policy and to the fact that said expenses do not constitute investment activities, nor do they correspond to financing costs, nor do they fit into other regulatory categories (taxes or discontinued operations). According to the residual and comprehensive approach of the operating category, later reinforced by IFRS 18, which establishes that the “operating expenses” category includes all income or expenses that do not correspond to the investment or financing categories, these disbursements must be recognized as part of the operating performance of the corresponding period. Therefore, the Company maintains a consistent, reasonable classification supported by IFRS by presenting said expenses within operating expenses, avoiding selective exclusion practices that could bias financial analysis, affect transparency, or mislead regarding the entity’s true operating performance. Furthermore, these amounts have been duly identified and disclosed in the corresponding note to the financial statements, complying with the classification, presentation, and transparency criteria established by IFRS. Therefore, its accounting treatment is consistent with the nature of the transaction and with the applicable technical requirements.

Furthermore, these amounts have been duly identified and disclosed in the corresponding note to the financial statements, complying with the classification, presentation, and transparency criteria established by IFRS. Therefore, their accounting treatment is consistent with the nature of the transaction and with the applicable technical requirements.

(ii)	Your comments and/or reasoned and documented explanations regarding the observations previously formulated to your response to this requirement.

It is not appropriate to claim the existence of financial harm to the Company or its shareholders, and we call your Office’s attention to the fact that claiming otherwise—without any legal, real, or technical basis—causes harm to the market in general by disclosing inaccurate information. In this regard, as is of your knowledge, any allegation of “damage” or “harm” must be determined in the appropriate jurisdiction and through the applicable legal processes, where it must be demonstrated that both the Company and the shareholders have suffered quantifiable and verifiable damage as a consequence of the Company’s assumption of these expenses, and responsibility must be determined by the competent authority. Inferring the existence of damage or harm lacks foundation and cannot be used as a basis for alleged infractions.

We respectfully observe that the SMV’s actions exceed its statutory authority by prejudging the potential liability of the individuals named in the Official Letter. Any determination of liability requires the initiation of formal legal proceedings before the competent authorities—a condition that has not been met in the present matter.

Furthermore, it must be reiterated that, contrary to the SMV’s assertions regarding alleged damages to investors and the Company, the market response has been decidedly positive. Since the announcement of the Transaction, the Company’s share price has seen a significant appreciation and remained stable even after the disclosure of Transaction-related Expenses on February 12, 2026. This stability persisted following the release of the Q4 2025 Earnings Press Release (filed as a Material Event on the same date), which quantified the specific impact of these expenses on both consolidated EBITDA and net income.

This market performance belies the premise of alleged harm cited in the Official Letter and instead reinforces the economic rationale of the expenses incurred. To illustrate this, we provide the following Lima Stock Exchange (BVL) chart dated March 16, 2026, which tracks share price movement over the last six months:

It should also be noted that in fiscal year 2025, the payment of S/ 190.3 million in dividends to shareholders was fully completed, maintaining the trend of the two preceding years. Furthermore, the Company maintains sufficient Retained Earnings to guarantee future dividends, demonstrating that any extraordinary expenses were absorbed by the operating profit of the period without diminishing shareholders’ equity.

Regarding the bonus granted to the CEO, we emphatically reiterate that this does not correspond to a termination benefit, resignation, or severance payment; therefore, it does not constitute a “post-employment benefit” nor a termination benefit of an indemnitory nature, a category erroneously suggested in the Official Letter. It is an incentive accrued previously and linked to the generation of value for the Company. Therefore, as we have already reiterated, the accounting record made in the Financial Statements is correct and in accordance with the criteria established by IFRS. For further detail, please refer to the responses provided in Requirement 1 above.

Regarding the materiality of the expenses and their potential classification as a material event, we refer to the points developed in the response to Requirement 1. Notwithstanding this, it is necessary to clarify that the amounts involved do not amount to S/ 107 million, as inaccurately mentioned in the Official Letter. The amount of S/ 77.6 million recorded in the “Expenses associated with the Holcim acquisition” account is not composed solely of the bonuses granted to Senior Management, as we have mentioned on repeated occasions.

Finally, it is important to reiterate that the bonuses granted do not constitute “golden parachutes” or termination benefits of an indemnitory nature—figures typically associated with the payment of extraordinary compensation upon involuntary termination due to a change of control. No such scenario exists here: the bonus responds to obligations aimed at rewarding the company’s growth and profitability for the benefit of its shareholders and management retention incentives.

3.3	Requirement 3:

(i)	Supporting documentation backing your statements in response to this requirement, including those referring to the fact that this type of recognition of multi-million expenses by the target company of an unconsummated transaction is a standard and recurring practice in the national and international market for operations of this magnitude and complexity; and that such practice guarantees the closing thereof under optimal conditions of efficiency and legal certainty, which will redound to its own benefit.

The recognition of expenses linked to change-of-control transactions by the target company constitutes a standard and recurring practice in the national and international market for operations of this magnitude and complexity. This practice is based on the fact that the target company is the one that will capture the synergies and strategic benefits derived from the incorporation of a new controlling shareholder.

Empirical studies and transactional practice in M&A operations demonstrate that transaction costs are typically assumed by the entity that will benefit from the operation. This cost allocation guarantees the closing of operations under optimal conditions of efficiency and legal certainty.

For reference purposes, we refer to the international doctrine regarding the assumption of expenses of this nature, showing that it is a market standard and that the Company has acted transparently throughout the process linked to the Transaction:

-	Black and Wetzel (2025), state that these types of compensations are key in M&A processes:

“Compensation committees often resort to retention or transaction bonus plans to complement existing compensation arrangements in operations. These programs allow companies to retain key personnel during a transaction, selectively and for a determined period. Maintaining the team can maximize shareholder value, regardless of whether the transaction is completed or not.

(…)

Retention bonuses usually consist of cash payments conditioned on the continuity of services until a specific date. These bonuses can be structured to be paid regardless of whether the transaction takes place, or upon its completion and during a subsequent period (for example, 50% at closing and 50% six or twelve months later). Bonuses generally vest if the participant is terminated without just cause during the retention period. In some cases, retention bonuses are issued in shares and vest over several years.

-	Bloomberg Industry Group. (2023) also highlights the relevance of these compensations:

“50.10 Cash Retention Programs

Executives from the acquired company may need special retention programs to convince them to learn a new culture and stay with the surviving company.

Special retention arrangements may include cash-based awards that vest some percentage at closing (e.g., 50%) and some percentage at six months or one year after closing. Retention can also take the form of new equity award grants, which may be time- or performance-based and may vest over a period of years that is longer than the typical annual award cycle.

Change in control provisions specify the form of cash payments, which may be paid over time (such as salary continuation) or paid in a lump sum, typically promptly after the closing of the transaction. Payments over time permit the company to tie continued severance to the executive’s compliance with restrictive covenants and other post-employment requirements. A lump-sum payment, on the other hand, provides the executive with immediate cash; therefore, the executive is not dependent on the continuing financial viability of a company of which they are no longer a part.”

(ii)	Report which competent management bodies approved or authorized the HOLCIM EXPENSES and the payments to Senior Management, specifying which persons adopted the respective agreement and whether it was adopted unanimously or by majority.

The expenses were timely approved by the Company’s Board of Directors in a session dated November 17, 2025. In the case of expenses linked to advisors, the agreement was adopted with the abstention of the Chairman of the Board, who is also the indirect controlling shareholder of the Company, in compliance with the provisions of Article 133 of the General Corporations Law:

“Article 133.- Suspension of voting rights

The right to vote cannot be exercised by anyone who has, on their own behalf or on behalf of a third party, an interest in conflict with that of the corporation.

In this case, the shares for which the right to vote cannot be exercised are countable for establishing the quorum of the general meeting but uncountable for establishing majorities in voting.

An agreement adopted without observing the provisions of the first paragraph of this article is contestable under Article 139, and shareholders who voted despite such prohibition are jointly and severally liable for damages when the majority would not have been achieved without their vote.”

Similarly, the approval of the bonus payment to the CEO was carried out with the abstention of the director who, in turn, holds the position of CEO, in accordance with the provisions of Article 180 of the General Corporations Act:

“Article 180.- Conflict of interest

Directors cannot adopt agreements that do not protect the corporate interest but rather their own interests or those of related third parties, nor use for their own benefit or that of related third parties the commercial or business opportunities of which they may have knowledge by reason of their office. They cannot participate on their own behalf or on behalf of third parties in activities that compete with the corporation without its express consent.

The director who has an interest contrary to that of the corporation in any matter must disclose it and abstain from participating in the deliberation and resolution concerning said matter.

The director who contravenes the provisions of this article is liable for the damages caused to the corporation and may be removed by the board of directors or by the general meeting at the proposal of any shareholder or director.”

In both situations, the validity and transparency of the agreements adopted by each of the Company’s management bodies were thus ensured.

This deliberative process and the recorded abstentions reflect that all decisions related to these expenses were adopted with full respect for the General Corporations Act (LGS) and the principles of good corporate governance, the observance of which has always characterized the Company.

(iii)	On what date were these agreements adopted, when were they reported as material events, and in what other information

The Board of Directors met on November 17, 2025, the date on which the pertinent agreements were adopted. In that regard, and since the session did not generate an event qualifying as a material event under the Regulations, it was not appropriate to report it as such. As described, said act did not imply the occurrence of an event that significantly modified the financial, equity, or contractual situation of the Company, nor one that could significantly influence the investment decisions of shareholders or the market.

It should be noted that, since the minutes contained a reference to a confidential event communicated to the SMV regarding the potential Transaction, they were only accessible to those persons reported in the annex of the reserved event as having knowledge of it. However, since this agreement did not possess the necessary materiality under the Regulations, it was not reported as an additional confidential material event.

We attach to this document, as Annex 1, a certified copy of the minutes of the aforementioned Board session.

(iv)	How were the technical reports proposed and submitted for evaluation and approval by said bodies

It is important to specify that, according to the LGS, the adoption of agreements by the Board of Directors does not require the preparation or submission of technical reports as a condition for their validity. The LGS does not require the issuance of formal technical reports as an enabling requirement for the adoption of agreements. Consequently, the absence of technical reports does not affect the legality or validity of the agreement adopted, as the Board enjoys discretion to determine the sufficiency of the available information.

To the above, it must be added that neither the Regulations nor any other legal or regulatory provision linked to the functions or powers of the SMV empowers said authority to establish standards of diligence different from those required of directors or other management bodies under applicable corporate rules. In this sense, the SMV lacks a regulatory basis to incorporate additional requirements or specific formalities (such as the mandatory nature of technical reports) to verify compliance with duties of diligence, which are strictly governed by the provisions of the LGS.

In that regard, since these were reasonable and standard expenses for this type of operation, the Board exercised its management powers without considering it necessary to request additional technical reports for their approval and evaluation, acting within the framework of the standard of responsibility and diligence established by the LGS and in the interest of the Company.

(v)	What technical reports and supporting documentation did those management bodies evaluate to be convinced that their decision is based on long-term value creation for the company or to maximize the value of CEMPACASMAYO

We reiterate the response provided in numeral (iv) above.

(vi)	Supporting documentation for your statements to the effect that this multi-million payment to your Senior Management is not a discretionary expense or an extraordinary gratification derived from the negotiation of the Transaction, and that this payment is rather based on a performance-based incentive scheme and management results.

Please refer to the responses provided under Requirement 1.

(vii)	Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response to this requirement.

The accrual and recording criteria for the Transaction-related Expenses were adopted by the competent management bodies in strict compliance with the functions that the LGS assigns to the Board regarding the supervision, conduct, and approval of relevant economic decisions. The recognition of these expenses thus responds to formal agreements duly adopted and supported by the information available at the time of their approval, in line with applicable accounting standards and corporate governance standards.

As explained in other responses, the payment of these expenses corresponds to a valid and enforceable legal obligation of the Company. It is important to note that the payment vouchers (invoices) corresponding to these expenses were issued in the Company’s name.

It is especially relevant to highlight that all shareholders have benefited directly since the public announcement of the Transaction. Since that communication, the market immediately incorporated positive expectations regarding the acquisition, reflected in a significant increase in the trading price of the Company’s shares. We refer to the chart included in section 3.2 above, which shows the evolution of the Company’s share value before and after the announcement of the Transaction, evidencing this behavior.

Likewise, the Company has experienced a higher market capitalization, consistent with the positive valuation the market assigned to the potential entry of a strategic partner like Holcim. Since the operation was communicated, the market value of Pacasmayo’s shares has increased by 60%, representing a value creation for shareholders of nearly S/ 1,200 million.

In the event that any shareholder had decided to sell their shares after the announcement of the Transaction, they would have obtained a considerable gain, even without waiting for its final materialization, which confirms that the market interpreted this operation as favorable and value-generating.

Taken together, these elements show that the recording of the Transaction-related Expenses was a decision adopted by the competent corporate bodies in strict compliance with the Company’s obligations and acting in its best interest, as said expenses are associated with achieving a transaction that would redound to the benefit of the Company and its shareholders. Furthermore, it should be noted that the validity of the Board’s decision does not depend on the issuance of formal “technical reports.” Under the IFRS framework, the determining factor is the existence of a present obligation.

3.4	Requirement 4: Your reasoned and documented comments regarding previous observations.

Regarding the bonus granted to the CEO, it should be reiterated that it is provided for in a contract executed prior to the Transaction. Therefore, it is a pre-existing and autonomous obligation, not generated as a consequence of the Transaction, and its accrual responds to objective parameters linked to value generation during the CEO’s tenure and the fulfillment of contractual obligations, triggered as a consequence of the change-of-control operation.

Regarding the expenses linked to advisors, we reiterate what was stated in HI-03/03/26 submitted to the SMV, regarding the fact that the Company became aware of said expenses when they were communicated on the date of the announcement of the signing of the Transaction documents (December 16, 2025).

3.5	Requirement 5: Your reasoned and documented comments regarding previous observations.

Regarding the comments included in the Official Letter concerning Requirement 5, we must specify the following:

-	Following the Conceptual Framework for Financial Reporting (the “Conceptual Framework”), an entity recognizes an expense when there is a present obligation to transfer an economic resource arising from past events. This recognition provides relevance and faithful representation to the corresponding financial statements.

In practical terms, this implies that the accounting record of operations must comply with the accrual principle. That is, it must be recorded in the period in which: (i) the services are received or (ii) the condition that activates an obligation is met (such as the approval of the assumption of the Transaction-related Expenses by the corresponding corporate body and its subsequent reporting to the Company), regardless of the payment date (pursuant to IAS 1 and the Conceptual Framework).

-	The main Transaction-related Expenses comprise four categories reported to the market: (i) legal advisor fees, (ii) tax advisor fees, (iii) financial advisor fees, and (iv) Senior Management compensation.

As a whole, these expenses amount to S/ 77.625 million (according to the Consolidated Financial Statements as of December 31, 2025) and S/ 75.939 million (according to the Separate Financial Statements as of December 31, 2025), as communicated to the market via HI-03/03/26 and the Audited Financial Statements disclosed on February 12, 2026, under the item “Other operating expenses, net.”

In that sense, we confirm that the accounting recognition of these expenses was performed according to the date of incurrence or accrual by type of expense, under IFRS criteria, as follows:

o	Legal, tax, and financial fees: accrued when the present payment obligation arose (supported by the corresponding corporate agreement and the payment vouchers issued in the Company’s name). The accrual, recording, and payment occurred between December 16 and 31, 2025, in strict compliance with the accrual principle established in IFRS.

o	Senior Management Compensation (IAS 19 Employee Benefits): Regarding the CEO bonus, this corresponds to a pre-existing contractual obligation, whose condition of enforceability was triggered by the Transaction. Under IAS 19, as it is a short-term benefit, the expense is recognized when the beneficiary’s right becomes effective; therefore, its accrual, recording, and payment also occurred between December 16 and 31, 2025.

Regarding the bonus to the key company executives (top management), given its extraordinary nature, its accrual occurred when the present payment obligation arose (supported by the corresponding corporate agreement and its communication to the Company).

-	On the other hand, regarding the alleged omission of IFRS 3 mentioned by the SMV, it must be clarified that this standard is applicable only to the acquiring entity in the context of a business combination. As the market is aware, the SPA was signed by ASPI as the seller and Holcim as the buyer. Therefore, the Company is not the acquiring entity nor does it record a business combination in its accounts. As the acquired entity, IFRS 3 is not applicable to it in any respect.

-	With regard to disclosure and confidentiality, IFRS require the disclosure of the nature, aggregate amounts, accounting policies or judgments, and material items. However, this regulatory framework does not require the disclosure of specific names or detailed breakdowns by beneficiary, contract, or specific timeline. That level of granularity exceeds the regulatory framework and violates contractual confidentiality and personal data protection, especially considering that the market already has sufficient information regarding the expenses related to the Transaction (amount, nature, and period) as disclosed in HI-03/03/26 and the Audited Financial Statements communicated to the market on February 12, 2026.

-	In conclusion, the recognition of the main Transaction-related Expenses in the Company’s Audited Financial Statements as of December 31, 2025, is based on: (i) the accrual for obligations assumed by the Company according to the Conceptual Framework, IAS 1, and IAS 19; (ii) the non-applicability of IFRS 3 to the Company given its status as the acquired entity; and (iii) their proper classification and disclosure in the “Other operating expenses, net” item, in accordance with the Company’s accounting policy and as validated by the external auditors with an unqualified opinion.

It is important to specify that, under the principle of “economic substance” governing financial information, the recognition of these expenses by the Company is based on the following:

-	Regarding the CEO’s bonus, the assumption of this expense, triggered by the Transaction, is based on his outstanding performance and for the purpose of persuading him to continue working for the Company until his normal retirement age of 65.

-	The bonus granted to top management is of an extraordinary nature and was awarded to encourage these executives to remain with the Company following the public announcement of the Transaction on December 16, 2025.

Likewise, regarding the expenses linked to the payment of advisors, their assumption is based on the effective creation of value for the Company as a result of the Transaction, which was largely made possible by the provision of services by said advisors. The Transaction was not only structured with a significant premium over the trading value of the Company’s shares as of the date of its announcement (which evidences a direct benefit for all shareholders, including minority shareholders), but its execution also responds to a solid strategic rationale. In effect, the materialization of the Transaction could guarantee the achievement of operating synergies, access to economies of scale, and logistical efficiencies that strengthen the Company’s competitive position. Consequently, the Board, in strict compliance with corporate governance provisions and in fulfillment of its duty of loyalty to the corporate interest, proceeded with the recognition of the Transaction-related Expenses. These do not constitute an isolated burden but are rather inherent and indispensable costs to ensure a superior economic and operating benefit, the substance of which transcends the formal structure of the Transaction.

Finally, we consider it relevant to emphasize that the purpose of accounting standards is to faithfully reflect the economic reality of agreements, but they do not dictate the terms or conditions for the closing of an operation. Under this premise, and as previously indicated, the Transaction-related Expenses correspond in essence to an obligation assumed by the Company and not by its shareholder ASPI. Therefore, the recording of said expenses in the Company’s results is technically correct, which dismisses the existence of an alleged “indirect distribution of benefits” noted by the SMV. The company recognized said expenses as soon as it became aware of them and the conditions to assume said obligations were met.

3.6	Requirement 6:

(i)	The results of your evaluation performed on the documentation supporting the multi-million HOLCIM EXPENSES to determine if they truly correspond to its own activity or business, for corporate, tax, and information transparency purposes.

As previously mentioned, the Transaction-related Expenses are not directly linked to the performance of productive operations contained in the Company’s corporate purpose. The reference to “operating expenses” in HI-03/03/26 refers to the fact that these expenses are ancillary and of an operational nature derived from the Transaction—that is, necessary and legally enforceable expenses for the Company for the proper execution of the change-of-control process—but not characteristic of the Company’s habitual commercial activity.

Nevertheless, even if they are not expenses typical of the Company’s line of business, we consider that the materialization of the Transaction could strengthen the company’s strategic position, improve its growth prospects, and contribute to the alignment of its economic interests with those of its shareholders. Therefore, their recording must be understood within the framework of a business decision aimed at maximizing value for the Company as a whole, and not as recurring costs or those typical of ordinary activity.

(ii)	Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response to this requirement.

We reiterate the points mentioned in numeral (i) above.

3.7	Requirement 7:

(i)	Supporting documentation of EY’s requirements relating to the 5 main procedures applied that you have detailed.

The external auditors Ernst & Young (EY) applied standard audit procedures to the items that make up the Transaction-related Expenses. Evidence of the meetings held with the Company’s external auditors regarding these expenses is attached as Annex 2.

(ii)	Your reasoned and documented comments regarding the observations previously formulated in relation to your response to this requirement.

We reiterate that the Company’s external auditors issued an unqualified opinion on the Audited Financial Statements. Furthermore, as previously described, considering that the Company is not the acquiring entity in the context of the Transaction, IFRS 3 is not applicable to it in any respect.

3.8	Requirement 8:

(i)	Your reasoned and documented comments regarding the observations previously formulated in relation to your response in IMAGE 8.1.

We reiterate that the assumption of the Transaction-related Expenses does not constitute an autonomous material event, insofar as its nature is intrinsically ancillary and dependent on the relevant events that were already timely disclosed to the market—namely, the Transaction, which was duly reported. These expenses derive directly from the Transaction, the communication of which was carried out in accordance with the Regulations, first through the reserved event in September 2025 and subsequently through the material event disclosed on December 16, 2025, milestones that provided the market with all necessary information.

The disbursement of Transaction-related Expenses does not constitute an independent strategic decision or an unexpected event that generates an autonomous modification in the Company’s value, but rather the materialization of standard transaction costs, typical in acquisition processes of the magnitude implied by Holcim’s entry into the Company’s shareholding. They are foreseeable, necessary expenses inherent to the execution of the Transaction, and therefore do not configure an event that must be disclosed independently. We reiterate that material information has been timely disclosed to shareholders and the market in general, in strict compliance with the Law and the Regulations.

Furthermore, it is technically inaccurate to claim that the market could not internalize this impact before the presentation of the Financial Statements. The information was fully provided on December 16, 2025. As previously evidenced, the trading price of the Company’s securities adjusted upward following the announcement of the potential change of control and remained stable even after the details of the Transaction-related Expenses were revealed in the notes to the Financial Statements on February 12, 2026. Had an unanticipated material impact existed, the market would have corrected its valuation immediately, which did not happen and has not happened to date.

Regarding materiality, the analysis must be qualitative, and not a merely mechanical reading of percentages of operating profit. These non-recurring expenses do not affect the Company’s structural cash generation capacity, its operating risk profile, or its future performance. Far from constituting a “financial penalty,” they represent a necessary investment for the execution of an operation that redefines the company’s strategic positioning and generates value for its shareholders, even strengthening the Company’s risk profile, as seen in the latest credit rating upgrade granted by JP Morgan. The potential for the assumption of these expenses to influence investment decisions is practically nil compared to the substantial fact of the change of control, which was communicated timely.

Finally, market transparency does not require reporting every expense, but only those that effectively alter the risk or value of the issuing company. In this regard, the Company rigorously met this standard by disclosing to the market at three key moments: (i) the reserved event of September 9, 2025, (ii) the material event of December 16, 2025, and (iii) the publication of the Audited Financial Statements on February 12, 2026—in all cases, within the timeframes provided by applicable regulations. Under this context, the alleged negative impact noted in the Official Letter (which is provided without any technical support) lacks the necessary materiality to be considered an autonomous material event.

The Company disclosed the information in a complete and detailed manner in its Consolidated Financial Statements as of December 31, 2025, including the corresponding explanatory notes. This form of disclosure is fully compliant with IFRS and with the regulatory requirements applicable to the Company.

Likewise, as previously stated, it is important to highlight that the Company has met even higher standards of transparency than those required by the Regulations, as the Press Release corresponding to the fourth quarter 2025 Financial Statements (communicated via Material Event on February 12, 2026) detailed the specific numerical impact of the Transaction-related Expenses on both consolidated EBITDA and the Company’s net income. This disclosure allowed the market and investors to precisely identify the non-recurring effect of these expenses, ensuring that their recognition did not distort the reading of the Company’s recurring operating capacity.

Consequently, the Company has acted even under a higher standard of transparency than that established in the Regulations, providing clear, transparent, and timely information.

(ii)	Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response in IMAGE 8.2.

We must reiterate that the information reported in the material event of December 22, 2025, does not constitute an inaccurate statement or a concealment of information. The communication strictly complied with the standards of truthfulness, completeness, and timeliness required by the Regulations.

We take the liberty of pointing out that a statement of this nature stems from an incomplete and decontextualized reading of the material event in question. What the Company reported is that it did not hire advisors to negotiate the SPA insofar as it is not a party to it, which is absolutely true and which we reiterate through this brief. As is standard practice and has occurred in this case, the negotiation of the price and commercial terms of the SPA is conducted by the selling shareholder and the potential buyer. In this specific case, the negotiation was conducted exclusively by ASPI and Holcim, without the Company’s participation. The Company did not participate, either directly or indirectly, in the determination of the share price nor in the negotiation of the representations, warranties, or indemnities contained in the SPA.

When the Company indicated that it “has not hired any advisor” and that it “has no knowledge of any contract other than the SPA,” said statements were made in its capacity as the target company and in direct reference to its formal participation within the legal structure of the Transaction. This is entirely correct: the Company was not a contracting or negotiating party to the SPA, nor did it intervene in the execution or negotiation of contracts with advisors linked to the sale process.

Furthermore, the fact that the Company’s management became aware on December 16, 2025, of the existence of expenses linked to the Transaction does not invalidate or contradict what was declared on December 22, 2025. Learning of the existence of an expense after the signing of the Transaction documents does not imply that the Company had active participation in the legal architecture of the Transaction. Consequently, the content of the material event dated December 22, 2025, remained within the framework of truthfulness required by the Regulations.

Finally, the alleged omission of these amounts (as claimed in the Official Letter) in the material event of December 16, 2025, is not due to concealment, but to the correct application of the materiality and relevance criteria required by the Regulations. The detail of the expenses constitutes an operational and ancillary element, not an autonomous material event, as it does not alter the Company’s risk profile nor generate a new significant condition for shareholders distinct from the fact already revealed: the announcement of a change-of-control operation. Consequently, the information was disclosed at the times and in the formats prescribed by the regulations, without incurring any omission or inaccuracy.

Therefore, there is no inaccurate information or any contradiction. The Company has been consistent and transparent in its communication with the market.

(iii)	Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response in IMAGE 8.3.

The Company’s internal approval procedures are based on the policy for the purchase of goods and services, which includes what we call “Release Strategies.” According to these strategies, services are approved according to their amounts by officials of a certain hierarchical level within the Company based on the approval of the competent corporate body.

The Company has not failed in the application of International Accounting Standards, as, as we have stated, said expenses have been recorded following the criteria for the recognition of liabilities indicated by the Regulatory Framework itself. Additionally, we reconfirm that said expenses do not correspond to obligations of the shareholder ASPI, but correspond to obligations assumed by the Company. For the reasons stated, the criterion of “Relevance and Faithful Representation” is not violated as indicated in the Official Letter.

3.9	Requirement 9: Attach all supporting documentation that evidences and backs your responses.

All relevant information linked to this requirement has been submitted in the preceding responses.

4.	New requirements formulated in the Official Letter

4.1	According to the above and in compliance with IFRS and legal norms, CEMPACASMAYO should reverse the HOLCIM EXPENSES; and if applicable, record the disbursement, if executed, as a Account Receivable from ASPI.

It is appropriate for CEMPACASMAYO to timely issue new information as material events and financial information, rectifying the information disclosed; so that the market and its Shareholders’ Meeting have truthful information, in accordance with IFRS and information that complies with the legal mandates previously cited.

CEMPACASMAYO is required to report the estimated date on which it will rectify the disclosed information and the date on which it will disclose it to the market.

In this regard, we respectfully reiterate our concern regarding a request of this nature which, beyond protecting market transparency, generates confusion and erroneous expectations in the market and particularly for the Company’s shareholders. This request is not a requirement for information or documentation, but rather a sort of corrective measure the issuance of which—as we have explained previously—is not within the legal powers of the SMV at this stage, as there is no legal basis to proceed in such a manner.

Notwithstanding the absence of powers to formulate measures of this type, for the sake of the transparency that has always characterized our company, we will detail below the reasons why a request of this nature would contravene the accounting principles fully recognized by your Office, leading to the provision of erroneous and inaccurate information to the market, which in turn would cause harm not only to the Company and its shareholders but to the market in general.

Firstly, the reversal of a validly recognized expense in accordance with IFRS only proceeds when it is demonstrated that a material accounting error existed under the terms of paragraph 5 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors.” No such error exists in the present case. The Transaction-related Expenses were recognized because they meet all the requirements of the Conceptual Framework: there is a present obligation, derived from past events, which implies a certain outflow of economic resources and whose amount is reliably measurable. The fact that your Superintendency disagrees with the accounting criterion applied does not constitute an “error” that must be corrected through a retroactive reversal.

The recording of said expenses faithfully reflects the economic substance of the facts. Consequently, there is no error in recognition, measurement, or presentation that justifies its reversal.

Secondly, ordering the “rectification” of financial statements that have been audited and have a clean opinion from a top-tier audit firm constitutes an interference in the professional judgment of the independent auditor and in the accounting autonomy of the Company. IFRS are not applied by the SMV but by those who prepare financial statements, subject to the review of independent auditors. If the SMV considers that there is a material misstatement in the financial statements, the appropriate procedure does not involve unilaterally ordering the Company to modify the financial statements, as it is not competent to do so.

Furthermore, the accounting treatment applied was reviewed and cross-checked with the financial and external audit teams, confirming that the recording performed complies with the reasonableness and consistency criteria required by IFRS.

Thirdly, as explained throughout this document, the recording of the Transaction-related Expenses in the Company’s results is technically correct. The company recognized said expenses as soon as it became aware of them and the conditions to assume said obligations were met.

For these reasons, and given that no deviation from the Company’s accounting policies or applicable IFRS has been identified, the reversal would not only lack technical support, but would also distort the faithful representation of the economic effects of the Transaction in the Company’s financial statements.

4.2	Report and/or explain the grounds on which the information disclosed regarding your referred Good Corporate Governance practices and your Code of Conduct is consistent and fulfilled in light of the facts and possible non-compliances previously set forth in relation to the assumption in your accounting and financial statements of the multi-million HOLCIM EXPENSES, considering that the Transaction has not yet been finalized.

The decision to pay the expenses linked to the Transaction directly responds to the corporate interest of the Company. The operation that will potentially allow the entry of Holcim Ltd. as a shareholder of the Company constitutes a strategic event capable of generating synergies, strengthening the Company’s competitive position, and improving its growth prospects for the benefit of all its shareholders, including minority shareholders. Within this framework, the assumption of transactional expenses does not represent a particular benefit for one shareholder or group, but rather a measure adopted by the Company’s management aimed at maximizing the value of the Company as a whole and ensuring the efficient execution of an operation of significance for the issuer, as has been mentioned throughout this entire response.

Furthermore, it is important to reiterate that the Company acted with full transparency at all times, given that relevant information was communicated at the appropriate times and through the channels established by the Regulations.

The Company’s management has sought to ensure that the market has the necessary material information to properly evaluate the Company’s situation. Thus, the Company’s conduct has remained aligned with the best corporate governance practices and the protection of the corporate interest, guaranteeing that shareholders receive truthful and complete information.

Specifically, regarding consistency with Good Corporate Governance practices, the Company ratifies that the decision to incur the Transaction-related Expenses was adopted in full compliance with its corporate governance policies. The expenses were approved by the competent bodies of the Company, following established internal procedures.

Furthermore, it is required that you substantiate how the existence of potential conflict of interest situations by your controlling shareholder ASPI and/or Mr. Hochschild—who is the selling party in the Transaction that generated these millionaire expenses—was resolved; as well as the potential conflict of interest situation of the independent audit firm EY, which has acted as a paid advisor in the Transaction and has issued a clean opinion on your 2025 Financial Statements. You are required to attach all corresponding supporting documentation.

On this matter, we refer to the points mentioned in numeral (ii) of the response to Requirement 3.

Additionally, the fact that ASPI is the majority shareholder does not automatically imply that a conflict of interest exists in every decision adopted by the Company. A conflict of interest requires that the particular interest of the director or shareholder be contrary to the corporate interest. In this case, the Transaction-related Expenses were incurred for the benefit of the Company—to make the Transaction viable, protect its interests during the change-of-control transition process, and to fulfill pre-existing labor obligations—not for the exclusive benefit of ASPI

On the other hand, it is important to clarify that the participation of an EY professional in the Transaction process was as a tax advisor, a function that is independent and distinct from the audit of financial statements. International Standards on Auditing and the IFAC Code of Ethics allow an audit firm to provide non-audit services as long as certain safeguards are met to preserve independence. EY has robust internal independence policies that include team segregation and the evaluation of threats to independence. The audit firm evaluated and determined that the provision of tax advisory services did not compromise its independence as the Company’s external auditor. This determination corresponds to the professional judgment of the auditor, subject to the supervision of the competent auditing bodies. In this regard, we attach, as Annex 3, a communication from EY confirming compliance with its independence obligations as the Company’s external auditors.

4.3	Report and/or explain the grounds on which the assumption of the multi-million HOLCIM EXPENSES and/or the payments made to your Senior Management and/or Board of Directors do not infringe upon the mandatory legal mandates established in literals a) and b) of Article 51 of the LMV. You are required to attach all corresponding supporting documentation.

We reiterate what was mentioned in Requirement 3.1 (x) above.

Notwithstanding this, it is relevant to consider that literal a) of Article 53 of the LMV prohibits directors and managers from borrowing money or assets from the company, or using the company’s assets, services, or credits for their own benefit, without Board authorization. This provision is not applicable to the present case because the Transaction-related Expenses do not constitute loans to directors or managers, nor the use of company assets for the personal benefit of the administrators. The payments to Senior Management correspond to obligations validly assumed by the Company as part of its executive compensation structure. This is not the case of executives “using” company assets, but of the Company fulfilling obligations it assumed itself.

For its part, literal b) of Article 53 of the LMV prohibits directors and managers from using their position to obtain undue advantages for themselves or for related people, to the detriment of the corporate interest. This provision is also not applicable because: (i) there is no evidence that any director or manager has “used their position” to obtain an undue advantage; (ii) the compensations received by Senior Management are legitimate benefits, not “undue advantages”; and (iii) there is no detriment to the corporate interest, given that the Transaction-related Expenses were incurred for the benefit of the Company, as has been evidenced.

4.4	Report and/or explain the grounds on which the assumption by CEMPACASMAYO of the multi-million HOLCIM EXPENSES and/or the payments made to its Senior Management and/or Board of Directors and the respective agreements observe and do not infringe upon the legal mandates of the LGS previously cited. You are required to attach the corresponding supporting documentation.

The assumption of the expenses associated with the Transaction, as well as the payments made to the Company’s Senior Management, has been carried out in compliance with the LGS and in accordance with the principles of corporate interest, information transparency, and due diligence that govern the actions of the Company and its management.

Regarding Article 12 of the LGS (corporate purpose), the Transaction-related Expenses do not constitute acts that exceed the Company’s corporate purpose. Expenses derived from services provided by legal, tax, and financial advisors, as well as the fulfillment of labor obligations, are ordinary acts of administration that any corporation may perform regardless of its specific corporate purpose. These expenses are instrumental to the Company’s operation and do not require being expressly contemplated in the corporate purpose. To assume a different interpretation would distort all complementary acts performed by corporations in general

Regarding Article 175 of the LGS (exercise of the office of director with the diligence of a prudent businessman), the Company’s directors acted with due diligence in evaluating and approving the Transaction-related Expenses. The decision was adopted with knowledge of the relevant facts, in consideration of the corporate interest, and following established internal procedures. The fact that the SMV disagrees with the decision adopted does not imply that the directors acted without diligence. In the context of a transaction of the magnitude of Holcim’s potential entry into the control of the Company, the assumption of the Transaction-related Expenses cannot be interpreted as an act of liberality. On the contrary, it constitutes a fully justified strategic decision aimed at maximizing the Company’s value. The incorporation of a global partner of Holcim’s technical, financial, and operational dimension could represent a structural benefit for the Company, resulting in greater growth opportunities, competitive strengthening, and value creation for all shareholders without distinction.

Therefore, the Board of Directors, acting with the diligence of a prudent businessman and within its legal competencies, evaluated that facilitating the successful closing of the Transaction by assuming the associated expenses constituted a reasonable and necessary investment to ensure the materialization of these potential strategic benefits. The decision was adopted at all times safeguarding the corporate interests.

Regarding Article 176 of the LGS (director liability), no liability exists for the directors because none of the scenarios provided for in said rule are met. The directors did not adopt agreements contrary to the law, the bylaws, or the corporate interest; they did not act with willful misconduct, abuse of power, or gross negligence; and they did not fail to comply with legal duties.

Regarding Article 180 of the LGS (conflict of interest), the directors who approved the Transaction-related Expenses did not have a personal interest in conflict with that of the Company. The fact that some directors may have been appointed by ASPI does not automatically generate a conflict of interest. A conflict of interest requires that the director have a personal, direct, and current interest that is contrary to the company’s interest. It has not been demonstrated that such a situation exists in the present case.

As developed in the response to the question for Requirement 3.3 (ii), independence and abstention mechanisms were implemented at the Board level to ensure that the approval of these decisions was objective and did not generate a conflict of interest.

In matters of transparency, the Company has strictly complied with its information duties, disclosing in a timely and complete manner its economic situation and the relevant events related to the Transaction. All pertinent information was brought to the market’s attention through the documents and channels provided for in the Regulations, at the appropriate times.

4.5	Regarding your external auditor EY, report all services, advisories, or any paid act provided to the companies of the CEMPACASMAYO economic group or its affiliates, specifying the dates these services comprised and the amount paid for each of them.

In accordance with the penultimate paragraph of the Official Letter, this information will be submitted solely to the SMV via MVNet under File No. 2025054605.

4.6	Report if any person has presented any request for information or claim related to the multi-million HOLCIM EXPENSES or with the material events of 12/16/25, 12/22/25, 02/12/26, and 03/03/26.

We have received requests for information from four shareholders: Prima AFP (March 2, 2026), AFP Habitat (March 11, 2026, concurrently with the receipt of the Official Letter), AFP Integra (March 17, 2026), and Profuturo AFP (March 17, 2026). In this regard, it should be noted that the Company has taken due note of these communications and that responses will be provided in terms equivalent to those used in the material events disclosed to the market and in the communications sent to the SMV.

Any communication addressed to shareholders will be carried out in strict compliance with the principles of transparency, consistency, and equal treatment, ensuring that no information asymmetry exists and that all shareholders have the same level of detail and timely access to relevant information.

Furthermore, as required by the SMV, we attach to this document, as Annex 5, the communications submitted by Prima AFP, AFP Integra, and Profuturo AFP.

4.7	Attach all supporting documentation necessary to evidence and back your responses.

We consider that the detailed explanation in the previous points fully, adequately, and sufficiently supports our responses, as there is no additional documentation that is pertinent to add.

4.8	In the event that the facts, analysis, and conclusions previously set forth are not accurate, please clarify them in a detailed and documented manner.

The Company considers that the facts, analysis, and conclusions set forth by the SMV in the Official Letter are inaccurate in several aspects that have been explained in detail in this brief. In particular, the SMV’s conclusions stem from incorrect premises regarding the applicability of IFRS to the target company in a change-of-control transaction, the nature of the Company’s obligations, and market practice standards for change-of-control operations. We also consider the request for the reversal of expenses formulated by your Office to be not only inaccurate but concerning, in light of the considerations explained above, as well as the advance of an opinion regarding alleged non-compliances by the Company without sufficient support and without granting us the possibility of exercising our right of defense in a sanctioning administrative procedure with all its inherent guarantees.

4.9	Report on any other additional information and/or supporting documentation related to the matters of this request.

All relevant information linked to this request has been provided in the preceding responses, there being no other facts or additional information to report.

Finally, the Company has become aware of news and speculation published in the media regarding the requirements issued by the Superintendency of the Securities Market (SMV) through the Official Letters1.

In this sense, it is imperative to point out that said media exposure is a direct consequence of the SMV’s decision to compel the Company to communicate the existence of the aforementioned Official Letters as material events before we had the opportunity to submit our technical and documented responses addressing each of the SMV’s requirements and allegations, thereby misleading some media outlets. We consider that this supervision methodology, which forces the disclosure of ongoing administrative requirements before the administered party can exercise its right of defense, constitutes a disproportionate action that violates the principle of reasonableness. This course of action generates a distorted perception in the market and unnecessary damage to the Company’s reputation, affecting our shareholders’ interests by fostering speculation based on partial information, lacking full context, and misleading the media.

[1]	See: https://youtu.be/qQqADuLot-o?si=TQ4Rr6zVfe-WP6FF; https://borsista.com/afp-habitat-solicito-escrutinio-del-regulador-a-pacasmayo-por-gastos-vinculados-a-holcim/; https://semanaeconomica.com/economia-finanzas/mercado-de-valores/smv-investiga-gastos-de-cementos-pacasmayo-vinculados-a-la-compra-de-holcim and https://www.gatoencerrado.net/la-smv-cuestiona-a-cementos-pacasmayo-por-el-pago-de-s-107-millones-a-sus-ejecutivos-y-alta-gerencia-el-2025/

Notwithstanding the above, and in accordance with the provisions of numerals 6.4 and 6.5 of Article 6 of the Regulations on Material Events and Reserved Information, approved by Resolution No. 005-2014-SMV-01, we clarify the information released in the media by referring to the explanations and grounds extensively developed in the responses to this Official Letter.

THEREFORE:

We request that the foregoing be considered and that Official Letter No. 1004-2026-SMV/11.1 be considered resolved.

With no further matters to address, we remain at your disposal.

Sincerely,

Cementos Pacasmayo S.A.A.

Diego Roda Lynch

Stock Market Representative

Annex 1

Certified copy of the Board of Directors’ Minutes

Annex 2

Documentation of the meetings held with the company’s external auditors

Annex 3

Letter submitted by the external auditors

Annex 4

Official letter issued by the SMV

PERÚ Ministerio de Economía y Finanzas Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 1 of 34 SMV Superintendencia del Mercado de Valores Signed Digitally by: GODOS GARCIA Alix Fernando FAU 20131016396 soft Date: 11/03/2026 16:20:58 “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de la Democracia” San Isidro, March 11, 2026 OFFICIAL LETTER Nº 1004 - 2026 - SMV/11.1 Sir Humberto Nadal del Carpio Chief Executive Officer Cementos Pacasmayo S.A.A. Calle La Colonia Nº 150, Urbanización El Vivero, Surco Present . - We are writing to you regarding the material event disclosed by Cementos Pacasmayo S . A . A . (hereinafter, CEMPACASMAYO), on March 03 , 2026 (hereinafter, HI - 03 / 03 / 26 ), communicating information to its stakeholders related to the recognition of multi - million operating expenses for S/ 77 . 6 million and S/ 75 . 9 Million, under the concept of "Expenses associated with the Holcim acquisition" ( hereinafter, HOLCIM EXPENSES), in its Financial Statements Audited Consolidated Annuals 2025 (Consolidated Financial Statements 2025 ) and in their Statements Audited Separate Annual Financial Statements 2025 (Separate Financial Statements 2025 ) . 1 2 In this regard, it should be noted that upon review of the Material Event (HI) filed on March 3, 2026, submitted in response to the information requests of Official Letter No. 872 - 2026 - SMV/11.1 (hereinafter, 'Official Letter 872'), it is observed that CEMPACASMAYO may have failed to comply with the fundamental principles and duties of information transparency and investor protection essential to the securities market. This includes the Good Corporate Governance principles of Equitable Treatment of Shareholders and Transparency of Information, as well as current regulations governing the Material Events regime, as cited in Official Letter 872 and as set forth in this communication. 3 1 In this document, the emphasis and underlining of the transcribed and redacted texts have been been added. 2 HI - 03/03/26, in File No . 2026010031. See web link: https ://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc= {400BB69C - 0000 - C113 - 987B - 7872D040A94A} 3 OFFICE 872 in link Website: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={500BB69C - 0000 - CB10 - A4A9 - 5AEE808510D3} Ref.: Requirements of Official Letter No. 872 - 2026 - SMV/11.1 Material Events of December 16 and 22, 2025 and March 03, 2026 File No. 2025054605

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

This stems from CEMPACASMAYO's failure to provide all relevant information requested in Official Letter 872. Furthermore, with respect to the information disclosed to date, such information is—or appears to be—incomplete, insufficient, and unclear; it creates confusion and is, or may be, inaccurate. This situation must be rectified promptly, without prejudice to the determination of liability and any corresponding administrative measures.

Furthermore, regarding the multi-million **HOLCIM EXPENSES**, it should be noted that in Notes 21 and 22 of its Consolidated Interim Financial Statements (**4Q-2025**) and its Separate Interim Financial Statements (**4Q-2025**), both as of December 31, 2025, CEMPACASMAYO disclosed the aforementioned expenses in the amounts of S/ 77.6 million and S/ 75.9 million, respectively. Note 1 of these four (4) financial statements further discloses that **their issuance was authorized by the Board of Directors on February 12, 2026**, and that the Annual Financial Statements will be presented for approval at the Annual Mandatory Shareholders' Meeting in March 2026. Management anticipates that these **financial statements will be approved without modification**.

It is also noteworthy that the controlling shareholder of CEMPACASMAYO is Inversiones Aspi S.A. (hereinafter, ASPI), owner of 50.01% of the common shares with voting rights of CEMPACASMAYO; and **ASPI** in turn is controlled by **Mr. Eduardo Hochschild Beeck** (hereinafter, Mr. Hochschild), who owns 99.99% of the stake in said company that has no securities registered in the Public Registry of the Securities Market (RPMV), and therefore there is no public information about ASPI.

Likewise, on December 16, 2025, CEMPACASMAYO disclosed via a Material Event filing (hereinafter, **'HI-16/12/25'**) the following: '...As reported to us, **the majority shareholders of Inversiones ASPI S.A.** and **Holcim Ltd**. have executed a **Share Purchase Agreement** (SPA), subject to certain conditions, for the sale of 99.99% of the shares of Inversiones ASPI S.A.—the holding company of the Hochschild Group and owner of 50.01% of the shares of Cementos Pacasmayo S.A.A. (the "Company")—to the Swiss corporation Holcim Ltd. (the "Group **Transaction**").[6]

In light of this information, the SMV made requests for information by means of Official Letter No. 7312-2025-SMV/11.1 on December 17, 2025 (hereinafter, OFFICIAL LETTER 7312).

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[4] All these FS were publicly disseminated by CEMPACASMAYO on February 12, 2019. 2026. See web links: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={10EE549C-0000-C215-B1C7-E72544636B7A}; https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={3035549C-0000-CE1A-BD10-B2738EBAC951} and https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={C00F549C-0000-CA14-9AE9-F6C925A867BE

[5] Its approval will be on March 24 or 31, 2026 by its Annual Mandatory Meeting of Shareholders, according to the respective call.

[6] HI-16/12/25. See link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B-0000-C010-A60A-03D8F3040112}

Av. Paseo de la República
3617 San Isidro
Central : 610-630 0
www.smv.gob.pe
Page 2 of 34

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

CEMPACASMAYO, in response to these requirements, communicated a material event on December 22, 2025 (hereinafter, HI-22/12/25).[7] [8]

In light of the foregoing considerations, the basis for the following renewed request for information is established:

I. REQUIREMENTS OF OFFICIAL LETTER 872 REMAINING UNANSWERED BY CEMPACASMAYO, OR FOR WHICH THE INFORMATION PROVIDED IS INCOMPLETE, INSUFFICIENT, OR INACCURATE

1. **Requirement 1:** Provide a detailed breakdown of the **composition** of the aforementioned 'Expenses associated with the Holcim acquisition' as reported in CEMPACASMAYO's 2025 Consolidated and Separate Financial Statements, **specifying the date** on which each of the underlying components was **incurred** or **accrued**.
   In this regard, CEMPACASMAYO in HI-03/03/26 responded:

IMAGE 1

As communicated to the market through a Material Event dated December 16, 2025, CEMPACASMAYO was informed that the majority shareholders of Inversiones ASPI S.A. ("Aspi"), holder of 50.01% of CEMPACASMAYO capital stock, signed a share purchase agreement, subject to certain conditions precedent, for the sale of 99.99% of Aspi's shares in favor of the Swiss corporation Holcim Ltd. (the "Transaction").

In this regard, the expenses identified under the concept of "Expenses associated with the Holcim acquisition," which amount to S/ 77.625 million in CEMPACASMAYO consolidated Financial Statements and S/ 75.939 million in CEMPACASMAYO separate Financial Statements, correspond to the costs and fees linked to the financial and legal structuring and advisory related to the Transaction, as well as certain remunerative payments triggered as a result of the signing of the documents linked to the Transaction.

As requested in the Official Letter, below we detail the nature of the breakdown of the main expenses identified under the concept of "Expenses associated with the Holcim acquisition" contained in CEMPACASMAYO Financial Statements as of December 31, 2025:

- Legal advisors' fees,
- Tax advisors' fees,
- Financial advisors' fees,
- Payment to CEMPACASMAYO Senior Management triggered as a consequence of the signing of the documents linked to the Transaction, whose origin is supported by the remunerative conditions previously agreed upon by the company.

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7 OFFICE 7312 in link Website: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={D0E3479B-0000-C016-A6C2-614A8BDABB43}

8 HI-22/12/25 in link Website: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0E3479B-0000-CF14-8561-BD75031B9CE7}

Av. Paseo de la República 3617 San Isidro
Central : 610-630 0
www.smv.gob.pe
Page 3 of 34

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

< Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 4 of 34 PERU Ministry of Economy and Finance SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” As evidenced above and in the Material Event filing HI - 03 / 03 / 26 , CEMPACASMAYO has failed to disclose the specific breakdown of expenses for the four (4) categories previously identified : (1) Legal advisory fees, (2) Tax advisory fees, (3) Financial advisory fees, and (4) Payments to Senior Management . Although these HOLCIM EXPENSES total S/ 77 . 625 million and/or S/ 75 . 939 million , the company has provided neither the dates on which they were incurred or accrued , nor a detailed itemization of the expenses within these four broad categories . Accordingly, CEMPACASMAYO is required to promptly provide a detailed breakdown of all expenditures comprising these four (4) categories, including the amount and the specific date each was incurred or accrued . These dates reportedly differ from the dates on which they were paid and recorded (which CEMPACASMAYO identifies as between December 18 and 31 , 2025 ) . Furthermore, regarding the recognition of HOLCIM EXPENSES — notwithstanding other matters addressed in this document — it appears CEMPACASMAYO has failed to comply with Paragraphs 1 . 17 to 1 . 19 and 5 . 7 of the Conceptual Framework for Financial Reporting, specifically the fundamental qualitative characteristics of Relevance and Faithful Representation, as well as Paragraphs 27 and 28 of IAS 1 . These standards mandate that expenses be recognized when the underlying economic event occurs, regardless of when payment is made . It is noted that in the Confidential Material Event dated September 9 , 2025 , CEMPACASMAYO submitted to the SMV the list of insiders — individuals with access to information classified as 'reserved' by the Board of Directors . In addition to nine (9) representatives from CEMPACASMAYO and five (5) from HOLCIM, the list includes the following external parties : one (1) representative from a U . S . law firm, two (2) from a local law firm, and one (1) tax representative from EY (the independent audit firm that issued an unmodified opinion on CEMPACASMAYO ’ s 2025 Financial Statements) . It also includes one (1) local law firm representative external to HOLCIM . Should you consider the information requested regarding these individuals to be of a reserved or confidential nature, please submit it via MV Net under the referenced case file . This information is essential as it would demonstrate that, by their very nature (advisory and compensation contracts), these expenses were incurred or accrued well before CEMPACASMAYO ’ s public disclosure via the Material Event filing of December 22, 2025 ( HI - 22/12/25 ). In that filing — which was only submitted after the SMV issued Official Letter No. 7312 - 2025 - SMV/11.1 on December 17, 2025 — the company claimed to have little to no knowledge of the Transaction in question (in hereinafter, OFICIO 7312); and would demonstrate that the information disclosed by CEMPACASMAYO would be inaccurate.

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

INCOMPLETE INFORMATION

CEMPACASMAYO has reported that among the multi-million **HOLCIM EXPENSES**, the most significant is the payout to its Senior Management. The company asserts that this payment represents a **PRIOR** contractual obligation of CEMPACASMAYO, which was triggered by the execution of the Transaction's Share Purchase Agreement (SPA).

In this regard, it should be borne in mind that *full disclosure* is the fundamental principle and practice of good corporate governance on which the transparency of the most developed securities markets is based upon, and is vital because it reduces information asymmetry, improves price efficiency, prevents fraud of all kinds, and protects investors, among other benefits.

In this sense, it must be noted that CEMPACASMAYO has not carried out a full or complete disclosure of what it has reported in HI-03/03/26 on the millionaires **HOLCIM EXPENSES** because it has not revealed:

Specifically, CEMPACASMAYO has failed to disclose the following:

(i) the identity of the Senior Management members and advisors paid, along with the respective amounts paid to each;
(ii) additional details regarding the nature of the aforementioned pre-existing contractual obligation;
(iii) the parties to the contract or the contents of the documentation supporting said obligation;
(iv) the competent corporate body and the specific individuals who approved the contract or obligation, the date of approval, and the authorization for hiring legal, tax, and financial advisors;
(v) the primary terms of the pre-existing obligation and the corresponding document;
(vi) an explanation of how the SPA triggered CEMPACASMAYO's requirement to make these multi-million payments to Senior Management;
(vii) when and by what means the market was informed of this obligation, or any other existing obligations that could reduce the company's free cash flow, revenue, or equity;
(viii) whether these expenditures qualify as related-party transactions subject to the regulatory framework under Article 51, paragraph (c) of the Securities Market Law (LMV);
(ix) whether the payment is adequate and reasonable within the framework of good corporate governance practices;
(x) the legality of the agreements or obligations concerning Senior Management payments, and their compliance with Article 51, paragraphs (a) and (b) of the LMV and the provisions of the General Corporations Law (LGS) cited below; and
(xi) the reasoning, specific legal grounds, and documentation supporting the multi-million **HOLCIM EXPENSES**.

Therefore, all this information must be disclosed in a complete and timely manner by CEMPACASMAYO, more so if it is relevant information for its minority shareholders and is related to its **separated and consolidated financial statements as of December 31, 2025**, which have been submitted **for approval on March 24 or 31, 2026** by its Annual Mandatory Shareholders' Meeting.

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Page 5 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

2. **Requirement 2:** Report **on the nature of such expenses** or what each of these expenses are (the composition or detail of the response to the numeral above).

   In this regard, CEMPACASMAYO in HI-03/03/26 has responded:

IMAGE 2

As described in item 1 above, the nature of these expenses is operational and includes the costs and fees linked to the financial and legal structuring and advisory services related to the Transaction, as well as the fulfillment of CEMPACASMAYO prior labor contractual obligations with its Senior Management, triggered by the signing of the documents linked to the Transaction.

The specific breakdown of these expenses is detailed in response to request 1 above.

As evidenced by Image 2 and the Material Event filing HI-03/03/26, CEMPACASMAYO states that the multi-million **HOLCIM EXPENSES** are operating expenses consisting of: (i) fees linked to the structuring of, and financial and legal advice related to, the Transaction; and (ii) costs arising from **pre-existing contractual employment obligations** between CEMPACASMAYO and its Senior Management.

Indeed, by definition, operating expenses are those incurred by a company to carry out its main activity or that are necessary to generate the income from its activity or corporate purpose; and what was reported by CEMPACASMAYO would indicate that **HOLCIM EXPENSES** are not operating expenses and on the contrary, they are expenses derived from Legal, tax and financial advisory contracts directly related to the negotiations or Settlement that have been taking place only between ASPI and/or Mr. Hochschild and Holcim Ltd. (hereinafter, **HOLCIM**). The largest expense item is a payment to Senior Management arising from an alleged prior contractual obligation. Given that this obligation has not been sufficiently detailed or substantiated, it should not be recognized as an expense in CEMPACASMAYO's financial statements.

In addition, having made and/or authorized CEMPACASMAYO to assume the multi-million **HOLCIM EXPENSES** generated a possible damage to the company and its other minority shareholders, because it reduced their income and distributable profit, among other unfavorable effects for the other shareholders, who should not have to assume the contracts and expenses originated by ASPI and/or Mr. Hochschild and HOLCIM.

In this regard, CEMPACASMAYO has failed to provide full disclosure regarding the nature of the multi-million **HOLCIM EXPENSES**. No supporting documentation or evidence has been presented to demonstrate that these are truly operating expenses of CEMPACASMAYO.

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Page 6 of 34

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 7 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” IMAGE 2.1. As can be seen in these notes to its FS, called "Revelation of related parties" and in which CEMPACASMAYO specifically informs on the "Compensation to key executive personnel of the Group or Company", it stated that " there were no post - employment benefits or termination benefits " . However, in HI - 03 / 03 / 26 CEMPACASMAYO stated that the payment made to its Senior Management is the most significant disbursement of the multi - million HOLCIM EXPENSES . This constitutes a contradiction, suggesting that at least one of these two (2) pieces of information is inaccurate . Furthermore, if the S/ 29 . 493 million in executive compensation disclosed in Notes 23 and 24 of the 2025 Consolidated and Separate Financial Statements is added to the S/ 77 . 6 million in HOLCIM EXPENSES (disclosed in Notes 21 , 22 , and 28 ), it appears that nearly S/ 107 million was charged to expenses during the 2025 fiscal year for payments to executives and senior management . This sum represents 70 % of 2025 net profit . Given its materiality and nature, this information should have been disclosed in a true, complete, and timely manner through a Material Event filing . These expenses have directly reduced CEMPACASMAYO ’ s revenue, earnings, and equity, and constitute material information that must be fully explained and substantiated to minority shareholders . and must be, explained and supported for the benefit of the minority shareholders . It should be noted that CEMPACASMAYO has not reported that these payments to its Senior Management are « termination benefits» or that are related to " Golden Parachutes ", which are contractual arrangements that guarantee senior executives compensation in the event that your employment ends following a change in control of the company (such as a merger or acquisition) . Furthermore, CEMPACASMAYO appears to have lacked transparency by failing to disclose the existence of such agreements as a Material Event (HI) or within its 2024 and 2025 Corporate Governance Reports . Pursuant to the Material Event regime and Paragraph 17 of IAS 24 , these agreements must be disclosed in accordance with the requirements of said standard . It should also be noted that the Transaction remains unconsummated .

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 8 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” It should be added that these S/ 107 Million represent 3 . 5 % of the assets in CEMPACASMAYO's 2024 Separate Financial Statements, and do not equal or exceed the 5 % threshold referred to in Article 51 , subsection c) of the Securities Market Law (LMV), which potentially would have triggered a series of additional obligations . 9 Therefore, all this relevant information must be informed and supported in a complete and timely manner by CEMPACASMAYO, more so if it is information relevant to its minority shareholders and is related to its separate and consolidated financial statements as of December 31 , 2025 , which have been submitted for approval on March 24 or 31 , 2026 by its Mandatory Annual Shareholders' Meeting . 3. Requirement 3 : Report on the reasons why each of the items of such expenditure (the composition of the response to the numeral 1 ), has been recognized in the accounts and in the Financial Statements of CEMPACASMAYO which is the target company or which is going to be bought as a result of negotiations between the majority shareholders de ASPI S . A . y Holcim Ltd . In this regard, CEMPACASMAYO in HI - 03/03/26 has responded: 9 'Article 51 . - Obligation of the Issuer ’ Issuers with securities registered in the Register are subject to the following rules : ( … ) c) For the execution of each act or contract involving at least five percent of the assets of the issuing company with natural or legal persons related to its directors, managers or shareholders who directly or indirectly represent more than ten percent of the capital of the company, the prior approval of the board of directors is required, without the participation of the director who has a relationship . For the purposes of the five percent determination, they must consider the latest corresponding financial statements . In transactions in which the controlling shareholder of the issuing company also exercises control of the legal entity that participates as a counterparty in the respective act or contract Subject to prior approval by the Board of Directors, revision of terms is additionally required of said transaction by an entity external to the issuing company . It will be considered as an external entity to said company to auditing firms or other legal persons that by means of general provisions determined by Conasev . The entity reviewing the transaction must not be related to the parties involved in the transaction, or to directors, managers or shareholders holding at least ten percent of the capital of said legal people. It is considered, among others, that it is linked to the issuing company, the entity that has audited its financial statements in the last two years"

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 9 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” IMAGE 3 (…) As can be seen in IMAGE 3 and in HI - 03/0326, CEMPACASMAYO argues that the recognition of the multi - million HOLCIM EXPENSES , in its accounting and FS are

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

based on a resolution by its own competent governing bodies, which is grounded in the creation of long-term value for CEMPACASMAYO through the Transaction and the POTENTIAL entry of HOLCIM into its share capital—an opportunity to generate value for the company. Furthermore, CEMPACASMAYO adds that its management determined that **assuming the HOLCIM EXPENSES was reasonable and beneficial for the company**. These should not be viewed in isolation, but rather as **the investment necessary to ensure the proper execution** and successful closing of a POTENTIAL transaction that would maximize the value of CEMPACASMAYO.

In this regard, CEMPACASMAYO has not submitted any documentation supporting these statements and has not provided complete and sufficient relevant information.

Indeed, CEMPACASMAYO states that the HOLCIM EXPENSES were recognized as such by a **decision** of its own competent governing bodies; however, it fails to disclose which specific bodies these are, who composes them, the date the respective agreement was adopted, and whether it was reached unanimously or by majority. Furthermore, it omits how technical reports were proposed and submitted for evaluation and approval by said bodies, among other information related to the decision-making process. Additionally, CEMPACASMAYO has not reported on the technical studies or supporting documentation that these governing bodies allegedly evaluated to satisfy themselves that their decision was grounded in long-term value creation or the maximization of CEMPACASMAYO's value.

Similarly, regarding the **HOLCIM EXPENSES**, CEMPACASMAYO has failed to present documentation supporting its arguments that this type of expense recognition—by a target company being sold by its controlling shareholder—is customary in such operations or is a standard and recurring practice in national and international markets for transactions of this magnitude and complexity. Nor has it demonstrated that requiring the target company to assume the costs of a potential transaction between its controlling shareholder and a buyer guarantees a closing under optimal conditions of efficiency and legal certainty that would ultimately redound to its own benefit.

Additionally, regarding the payment of alleged prior obligations to its Senior Management, the points raised in Requirement 1 are reiterated: the information provided regarding this payment remains incomplete. Consequently, it is impossible to verify the truth or legitimacy of CEMPACASMAYO's claims that this payment is neither a discretionary expense nor an extraordinary bonus derived from the negotiation of the Transaction, but is instead based on a performance and management-results incentive scheme.

Regarding CEMPACASMAYO's assertions, it must be noted that IFRS (NIIF) prioritizes economic substance over legal or administrative form. If the substance of the Transaction constitutes a benefit for the controlling shareholder (such as facilitating the sale of their shares), the accounting records must reflect that reality, regardless of whether a "competent governing body" approved it as an "Operating Expense" for CEMPACASMAYO.

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Page **10** of **34**

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 11 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” The fundamental requirement and prerequisite for any accounting entry is that the transaction belongs to the reporting entity . That is, it must be a transaction of CEMPACASMAYO and not of third parties — and even less so of its controlling shareholder, who exerts influence and control over the company . Therefore, all such information must be disclosed in a complete and timely manner and, where applicable, substantiated by CEMPACASMAYO . This is particularly critical as it constitutes material information for its minority shareholders and pertains to its separate and consolidated financial statements as of December 31 , 2025 , which have been submitted for approval on March 24 or 31 , 2026 , at its Annual Mandatory Shareholders ’ Meeting . 4. Requirement 4: Explain in detail why the expenses associated with the acquisition of CEMPACASMAYO by Holcim have been recognized by CEMPACASMAYO itself. This appears to be a contradiction, given that CEMPACASMAYO has previously claimed to be unaware of the negotiations and stated that its only involvement was the provision of information during the due diligence process. In this regard, CEMPACASMAYO in HI - 03 / 03 / 26 has responded : IMAGE 4

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

— As reported in our Material Event dated December 22, 2025, CEMPACASMAYO administration became aware of the Transaction on the date it was disclosed to the market (i.e., December 16, 2025), the same date on which it also became aware of the transaction costs that, as decided by its competent governing body, were to be assumed by the company.

— CEMPACASMAYO lack of participation in the negotiations of the share purchase agreement and the lack of knowledge of its details do not mean that CEMPACASMAYO administration did not subsequently become aware of operational and ancillary aspects derived from the Transaction, such as the assumption of expenses related to it. Therefore, the fact that CEMPACASMAYO was informed about the assumption of certain expenses does not imply participation in the decision-making sphere of the shareholders that would involve prior knowledge of the Transaction; rather, it responds strictly to the fulfillment of its internal management functions and proper accounting registration, aimed at the successful and efficient closing of the Transaction.

(…)»

CEMPACASMAYO states that on December 16, 2026—the same day it disclosed the SPA as a Material Event (hereinafter, HI-16/12/26)—it also became aware of the **HOLCIM EXPENSES** and its obligation to assume them due to the transaction. However, the company contends that such information is of a purely operational and ancillary nature, and that it did not, and does not currently, meet the criteria of materiality or significance required by the Material Events Regulation to be reported as an independent or autonomous material fact.

In this regard, it should be noted that a reading of HI-16/12/25, HI-22/12/25, and HI-03/03/26 in conjunction reveals **several inconsistencies and contradictions, which are detailed further in this document.**

5. Requirement 5: Report on IFRS supporting recognition and measurement of such expenses in accounting and in the FS of CEMPACASMAYO

In this regard, CEMPACASMAYO in HI-03/03/26 responded:

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Page 12 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

IMAGE 5

The recognition and measurement of these expenses in CEMPACASMAYO's Financial Statements are based on International Financial Reporting Standards (IFRS), as explained in the following paragraphs:

— According to paragraph 3.10 of the Conceptual Framework for Financial Reporting, CEMPACASMAYO qualifies as a "reporting entity." Consequently, it carries out economic activities that generate rights and obligations which must be classified into transactions affecting its assets, liabilities, equity, income, or expenses, and it must record such transactions in its accounting books. These accounting books constitute the basis for the preparation of the Financial Statements, which are key tools for management decision-making and regulatory compliance. Under this principle, the transactions related to the Transaction have been recognized in the Financial Statements of CEMPACASMAYO and its subsidiaries, given that they represent items of direct economic relevance for said entity.

In this context, according to the Conceptual Framework for Financial Reporting, a "liability" is defined as follows:

"Paragraph 4.26. A liability is a present obligation of the entity to transfer an economic resource as a result of past events."

Therefore, the expenses associated with the Transaction meet the definition of a "liability."

— For the accounting recognition of a "liability," paragraph 4.27 of the Conceptual Framework for Financial Reporting establishes that three criteria must be simultaneously satisfied: (a) the entity has an obligation; (b) the obligation is to transfer an economic resource; and (c) it is a present obligation that exists as a result of past events.

The expenses associated with the Transaction meet the aforementioned recognition criteria.

— The measurement of these expenses linked to the Transaction was carried out based on the contractual conditions applicable to each payment beneficiary. Under the accounting principle of "double entry," the obligations generated had the expenses line item as their counterpart.

— Finally, applying the Conceptual Framework for Financial Reporting, the amounts corresponding to the Transaction expenses are presented in a separate account within the "Other operating expenses, net" line item in CEMPACASMAYO Statement of Profit or Loss (Consolidated and Separate).

As shown in IMAGE 5, CEMPACASMAYO's responses consist almost entirely of generalities and lack a more in-depth or professional technical analysis based on IFRS and the reality of the reported facts. Specifically, the company asserts that the **HOLCIM EXPENSES** were recognized in its financial statements because they represent concepts of **direct economic relevance** to the entity. It further argues that these expenses meet the definition of a liability under Paragraph 4.26 of the Conceptual Framework for Financial Reporting:

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Page **13** of **34**

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 14 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” Paragraph 4 . 26 . A liability is a present obligation of the entity to transfer an economic resource as a result of past events . Furthermore, the company claims that for recognition purposes, these expenses satisfy the criteria set forth in Paragraph 4 . 27 of the Conceptual Framework : "(a) the entity has an obligation ; (b) the obligation is to transfer an economic resource ; and (c) it is a present obligation that exists as a result of past events . " Regarding this point, it is first necessary to note that, as verified in IMAGE 5 and in HI - 03 / 0326 , and as previously indicated, CEMPACASMAYO has failed to submit any supporting documentation to back its assertions . Specifically, it has provided no evidence demonstrating that the HOLCIM EXPENSES truly belong to CEMPACASMAYO, that their recognition in the financial statements is legitimate, or that they comply with IFRS requirements . Considering CEMPACASMAYO ’ s responses and the information reported regarding the HOLCIM EXPENSES in the aforementioned financial statements and its Material Events filings (HI - 16 / 12 / 25 , HI - 22 / 12 / 25 , and HI - 03 / 03 / 26 ) — and especially noting that the ledger of CAVALI S . A . I . C . L . V . (the Central Securities Depository) shows that no transfer of ownership of the shares representing the capital stock of Inversiones ASPI S . A . to the Holcim Group has occurred (a fact reported by CEMPACASMAYO itself in HI - 16 / 12 / 26 ) — it is concluded that the recognition of the multi - million dollar HOLCIM EXPENSES by CEMPACASMAYO in its accounting and financial statements would violate several IFRS standards and the Conceptual Framework . Such recognition would fail the Faithful Representation criterion, contain material errors or misstatements, and consequently constitute inaccurate information in the securities market that must be corrected in a timely manner . The foregoing is based on the following : A. VALIDATION OF THE CONCEPTUAL FRAMEWORK FOR FINANCIAL INFORMATION The Conceptual Framework is the basis that defines what can and should be recorded in an entity's FS. CEMPACASMAYO would have transgressed his Most fundamental precepts: a. Reporting Entity Vs Controlling Shareholder (Paragraphs 3 . 8 and 3 . 10 ) : Financial statements are prepared from the perspective of the entity, not of its controlling shareholder (ASPI) . The negotiation between ASPI and HOLCIM is a private transaction involving the sale of shares . The structuring and advisory fees incurred by ASPI to divest its stake are not necessary expenses for cement production, nor do they align with the corporate purpose of CEMPACASMAYO . By charging these costs to CEMPACASMAYO, corporate equity is being utilized to finance a private benefit for the controlling shareholder, thereby violating the independence of the reporting entity . b. Definition of Expenditure and Distribution (Paragraph 4 . 69 ) : An expense is a decrease in assets that results in a decrease in equity, other than those relating to distributions to holders of equity claims . By assuming a debt that belongs to the controlling shareholder (the costs of their own divestment), CEMPACASMAYO is making an indirect distribution of benefits .

Entity Vs Controlling Shareholder (Paragraphs 3.8 and 3.10) Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 15 of 34 PERU Ministry of Economy and Finance SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" “Año de la Esperanza y el Fortalecimiento de la Democracia” Under Paragraph 4 . 69 , the so - called HOLCIM EXPENSES do not constitute expenses for CEMPACASMAYO ; rather, their nature is more akin to a direct reduction in equity or a receivable due from ASPI . c . Lack of Faithful Representation (Paragraphs 2 . 12 and 2 . 13 ) : To be a faithful representation, information must be neutral and free from error . In Material Event filing HI - 22 / 12 / 25 , CEMPACASMAYO stated that : “ it does not have, nor has it had, any active role in the negotiation of the SPA [ … ] CEMPACASMAYO is merely the indirect target of the aforementioned acquisition, ” “ it has only contributed by providing information within the framework of the initiated due diligence, ” “ CEMPACASMAYO has not hired any advisor, consultant, auditor, or third party, ” “ CEMPACASMAYO has no knowledge of any other contract and/or agreement, other than the SPA, related to the sale of shares issued by ASPI and/or shares issued by CEMPACASMAYO ; ” and “ CEMPACASMAYO does not possess additional information or documentation regarding the future transfer of shares issued by ASPI . ” . Therefore, recording and/or recognizing invoices or documentation for obligations and expenses totaling S/ 77 . 6 million for advisors that CEMPACASMAYO itself denied hiring — for a transaction that has not been finalized — or making payments to its Senior Management for said transaction (which CEMPACASMAYO itself labels as "Potential" and incomplete) constitutes a failure of neutrality and veracity in financial reporting . Such an omission would be an extremely serious matter . B. BREACH of IAS 19 “Employee Benefits" As for the "Payment to Senior Management" triggered by the signing of the Transaction ’ s SPA — concerning which CEMPACASMAYO has failed to provide the information specified in the analysis of Requirement 1 — the following points are raised : a. Lack of accrual : IAS 19 states that benefits must be recognized only when the employee has rendered the service in exchange for those benefits . If the payment is a "bonus" or "compensation" for a sale that has not yet occurred, the economic condition has not been met . b. Separate Transaction (IFRS 3 Paragraphs 51 and 52): Although the Transaction has not been finalized, it must be noted that employee payments triggered by a change of control that exclusively or primarily benefit the previous shareholders (ASPI) are considered separate transactions. Accordingly, such payments must be excluded from the cost of the business combination and, by extension, must not be absorbed by the target company ’ s operating profit, as they bear no relation to the generation of ordinary revenue. We reiterate that, in this instance, the Transaction has not reached completion. C. Non - compliance with IFRS 3 «Business Combinations» In its accounting records, CEMPACASMAYO classifies the HOLCIM EXPENSES as “ Acquisition - related costs for the Holcim transaction. ”

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

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However, notwithstanding the fact that the Transaction has not been finalized, applying any logic derived from IFRS 3 would be improper for the following reasons:

a. Failure to Determine the Date of Acquisition (Paragraphs 8 and 9): IFRS 3 stipulates that the acquisition method is applied only on the acquisition date, which is defined as the date on which the acquirer obtains control of the acquiree. Given the absence of share transfers in the CAVALI Accounting Registry or the company's Share Register (*matrícula de acciones*), no "acquisition date" exists. Recognizing expenses "associated" with an event that has not occurred, either legally or for accounting purposes, constitutes a distortion of economic reality.
b. Attribution of Costs to the Acquirer (Paragraph 53): Even in the denied assumption that the acquisition had been finalized, the standard is categorical:

"53. Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The acquirer shall account for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities shall be recognised in accordance with IAS 32 and IFRS 9."

As demonstrated, the standard mandates that it is the acquirer (Holcim) who must recognize the **HOLCIM EXPENSES** as its own expenses. Therefore, the fact that the target company (CEMPACASMAYO) is assuming the costs for the sale of shares by its controlling shareholder, ASPI, is a direct violation of the text of the standard.

D. Non-compliance with IAS 24 « Disclosure of Parties Related»

Even assuming that the aforementioned multi-million **HOLCIM EXPENSES** paid to Senior Management are related to golden parachutes triggered by the execution of the SPA—regardless of whether the Transaction has been finalized—and even if all current applicable regulations were met, the failure to disclose the specific amounts paid to Senior Management directly breaches IAS 24, specifically Paragraph 17.

Pacasmayo aggregated this multi-million payment together with advisory fees under the generic heading "**Acquisition-related costs for the Holcim transaction**." However, Paragraph 17 of IAS 24 strictly requires that compensation and benefits paid to key management personnel be disclosed separately from other operating expenses..

Thus, by blending benefits paid to managers with payments to advisors, CEMPACASMAYO effectively concealed this information, preventing minority shareholders from identifying the exact amount of corporate funds transferred directly to managers related to the controlling shareholder, ASPI.

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Page 16 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

Additionally, if the payment had been approved by directors who are also shareholders, managers or beneficiaries of the aforementioned benefits by termination, paragraph 18 of IAS 24 requires disclosure of the nature of the relationship and terms of the transaction to identify potential conflicts of interest.

Furthermore, it is necessary to point out that the recognition of **HOLCIM EXPENSES** on the part of CEMPACASMAYO is unfounded due to the following:

i. Lack of causality: These are not necessary expenses for generating income, nor for maintaining the cement production source or the company's corporate purpose. Rather, they constitute exit costs for its controlling shareholder, ASPI
ii. Denial of Economic Substance: A capital transaction for the benefit of the controlling shareholder (ASPI) is being improperly characterized as an operating expense.
iii. Temporal Contradiction: Notwithstanding the above, it is incorrect to recognize an expense "associated with an acquisition" in the 2025 fiscal year if the transfer of shares had not occurred by the close of that year.

Consequently, regarding the multi-million **HOLCIM EXPENSES**, it has been substantiated that CEMPACASMAYO's Annual and Interim Consolidated and Separate Financial Statements as of December 31, 2025—including those submitted for approval on March 24 or 31, 2026, by the Annual Mandatory Shareholders' Meeting—do not fully comply with IFRS. They contain material errors or misstatements and, as a result, constitute inaccurate information in the securities market that must be corrected in a timely manner.

In this regard, Section 4.1 of Article 4 of the "Rules on the Preparation, Presentation, and Dissemination of Financial Statements, Annual Reports, and Management Reports applicable to entities supervised by the Superintendency of the Securities Market," approved by SMV Resolution No. 013-2023-SMV/01 (hereinafter, FS RULES), establishes that: *"Regulated entities must prepare their financial statements* ***in full compliance with IFRS*** *and, where applicable, the* ***Financial Reporting Regulations*** *and the Manual for the Preparation of Financial Information."*

Furthermore, in accordance with Article 4 of the Financial Reporting Regulations, approved by CONASEV Resolution No. 0103-1999, one of the fundamental qualities of an issuer's financial statements is **reliability**. To satisfy this quality, the information must be:

«(…)

a) ***Reliable****, which reasonably* ***represents the results*** *and the financial situation of the company, being possible to verify it through demonstrations that accredit and confirm it.*

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Page 17 of 34

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

*b) Presented reflecting **the substance and economic reality of the transactions and other economic** events regardless of their legal form.*

*c) Neutral or objective, i.e. **free of significant errors, partiality by subordination to particular conditions of the company**.*

d) Prudent, that is, when there is uncertainty in estimating the effects of certain events and circumstances, the alternative that is less likely to overestimate assets and revenues, and underestimating liabilities and expenses.

e) Complete, must report everything that is significant and necessary to understand, evaluate and correctly interpret the financial situation of the company, the changes that it may have experienced, the results of operations and the ability to generate cash flows.

f) Comparability, ensuring the company's information is comparable over time, which is achieved through the preparation of financial statements on a consistent basis.»

Thus, this provision establishes that the information contained in the issuer's financial statements must be free from material misstatement.

In addition, it is necessary to reiterate the instructions provided to CEMPACASMAYO in the requirement letters issued by the SMV: as an issuer, it is legally obliged to submit and disclose all information mandated by current regulations—including its Material Events and financial statements—which must meet the requirements of truthfulness, sufficiency, and timeliness. These obligations are grounded primarily in Articles 1, 10, and 12 of the Consolidated Text of the Securities Market Law (TUO LMV), Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF:

*«Article 10.- Quality of Information. - **Any information** that, by virtue of provision of this law must be submitted to the SMV, to the stock exchange, to the entities responsible for centralized mechanisms or to the investors **must be truthful, sufficient and timely**. Once received by said institutions, it must be made immediately available to the public. »*

*«Article 12.- Market transparency. - **Any act**, omission, practice, or conduct **that undermines the integrity or transparency of the market is prohibited**, such as:*
(…)

*c) **Providing false** or misleading information regarding the situation of a security or financial instruments, **of its issuer** or its businesses, which by its nature, can influence liquidity or the price of said security or financial instrument, (...)'*

In this regard, it should be added that non-compliance with the legal provisions previously mentioned, constitute infractions classified as Very Serious or Serious Penalties, in accordance with the Sanctions Regulations, approved by SMV Resolution N°. 035-2018-SMV/01.

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Page 18 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

NEW REQUIREMENT

Without prejudice to the preceding provisions, and based on the aforementioned points regarding the multi-million **HOLCIM EXPENSES**, CEMPACASMAYO must ensure full compliance with IFRS and the relevant legal framework. To rectify these breaches, it is incumbent upon CEMPACASMAYO to reverse the **HOLCIM EXPENSES** and restore its Operating Profit and EBITDA for 2025. Furthermore, if the disbursement has already been executed, it should be recorded as an Account Receivable from ASPI, as these funds were used to cover obligations that legally and factually belong to ASPI, the controlling shareholder negotiating the sale of its stake.

To this end, CEMPACASMAYO should promptly issue rectifying disclosures via Material Event filings. This will ensure that the market and the Shareholders' Meeting are provided with truthful information that complies with IFRS and adheres to all legal mandates.

6. **Request 6: Report on the evaluation of the documentation supporting these operating expenses and their respective amounts. Specifically, substantiate their legitimacy and demonstrate how they align with CEMPACASMAYO's business activities and corporate purpose. This report must address these factors for corporate and tax purposes, as well as for the transparency of the company's financial disclosures, among other relevant considerations.**

In this regard, CEMPACASMAYO in HI-03/03/26 responded:

IMAGE 6

CEMPACASMAYO has verified that the operating expenses and their amounts are duly supported by the corresponding payment receipts issued by the beneficiaries of said payments, as applicable, as they were approved by the corresponding governing body. In this sense, CEMPACASMAYO verified that the operating expenses and their amounts were legitimate and were linked to the Transaction disclosed to the market, which would redound to the benefit of the company and its shareholders, as detailed in the preceding sections.

As can be seen in IMAGE 6 and HI-03/0326, CEMPACASMAYO repeats its argument indicating that **HOLCIM EXPENSES** are legitimate because they were approved by its administrative body, but it has not presented no supporting documentation, so it has not provided information fully or sufficiently relevant.

In addition, CEMPACASMAYO has not responded to its evaluation to the documentation that would support such expenses **to determine whether it really corresponds to the activity or business of the company itself**, both for corporate, **tax** and transparency purposes, its information.

Therefore, all this information must be disclosed in complete and opportune, and if the case is sustained by CEMPACASMAYO, or if it is the case report that no assessment has been carried out with the required scope. more so if it is relevant information for its minority shareholders and is related to its **separate and consolidated financial statements as of 31 of December 2025**, which have been submitted **for approval on 24 or March 31, 2026,** for its Annual Mandatory Meeting of Shareholders.

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Page 19 of 34

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia""

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

7. **Requirement 7: State whether the external auditors, EY or Tanaka, Valdivia, Arribas & Asociados, who issued an unmodified (favorable) or clean audit opinion on CEMPACASMAYO's 2025 Consolidated and Separate Financial Statements, audited or applied specific audit procedures to the aforementioned "Acquisition-related costs for the Holcim transaction." Should they have failed to audit these costs, provide the reasons for such an omission or disclose the specific findings or communications the auditors provided to CEMPACASMAYO's Management regarding this matter.**

In this regard, CEMPACASMAYO in HI-03/03/26 has responded:

IMAGE 7

Regarding the external auditors (Tanaka, Valdivia, Arribas & Asociados), they applied standard auditing procedures to said items, issuing an unmodified (clean) opinion on CEMPACASMAYO Consolidated and Separate Financial Statements as of December 31, 2025.

It should be noted that the aforementioned auditors performed their audit tests based on the International Standards on Auditing mentioned in their report (available and communicated to the market via a Material Event dated February 12, 2026). Indeed, based on the determined materiality, the external auditors included the following statement in their report:

> *"We conducted our audit in accordance with International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of the Colleges of Public Accountants of Peru."*

As indicated by the external auditors, the main procedures applied to this line item were the following:

a. Inquiries and meetings with Senior Management to understand the nature of the disbursements, the related internal processes, and the criteria applied for their authorization.
b. Substantive tests of detail, which included obtaining, verifying, and analyzing the supporting documentation related to the disbursements;
c. Review of the accounting records, evaluating the accuracy of the recorded amount in accordance with International Financial Reporting Standards (IFRS);
d. Review of the bank payments made and their authorizations; and,
e. Review of internal approval flows and evaluation of their sufficiency.

As shown in IMAGE 7 and HI-03/0326, CEMPACASMAYO asserts that its external auditors (EY / Tanaka, Valdivia, Arribas & Asociados) performed standard audit procedures on the constituent items of the material HOLCIM EXPENSES. However, the company has failed to provide any supporting documentation to substantiate this claim—such as the specific information requirements or workpapers related to the five primary audit procedures it detailed.

In this sense, it must be noted that CEMPACASMAYO has not carried out a full disclosure as required, since it has not submitted any supporting documentation or evidence that proves what it says. For example, CEMPACASMAYO has failed to clarify or specify whether the external auditors specifically assessed whether the "Payment to Senior Management" would qualify as a "separate transaction"

Av. Paseo de la República
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Central : 610-630 0
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Page **20** of **34**

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 21 of 34 SMV Superintendence of the Market of Values "Decenio de la Igualdad de Oportunidades para Mujeres y Hombres" "Año de la Esperanza y el Fortalecimiento de la Democracia" under IFRS 3 Paragraph 52. Under this provision, such a payment should have been excluded from operating results, as it benefits only the parties to the SPA and not CEMPACASMAYO itself. Therefore, all of this information must be presented and substantiated in a complete and timely manner by CEMPACASMAYO, all the more so since it is relevant information for its minority shareholders and is related to its separate and consolidated financial statements as of December 31 , 2025 , which have been presented for approval on March 24 or 31 , 2026 , by its Annual Mandatory Shareholders' Meeting . 8 . Requirement 8 : : Report why CEMPACASMAYO has not reported as a material event the "Expenses associated with the Holcim acquisition" for the aforementioned amounts of S/ 77 . 6 Million and S/ 75 . 9 Million indicated in its Consolidated FS 2025 and Separated FS 2025 , respectively ; that have reduced its operating profit 20 % and represent 50 % of net income, considering the provided for in numeral 12 of ANNEX 1 of the HI Regulations . In this regard, CEMPACASMAYO in HI - 03/03/26 responded: IMAGE 8.1

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 22 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" As shown in IMAGE 8 . 1 and in HI - 03 / 03 / 26 , CEMPACASMAYO argues that the multi - million HOLCIM EXPENSES are 'operating and ancillary' expenses, that they do not constitute a 'disruptive event,' and that the market had already internalized the Transaction based on the information provided in HI - 16 / 12 / 25 . This argument by CEMPACASMAYO contradicts the provisions of Item 32 of Annex 1 of the Material Events (HI) Regulations and the 'GUIDE TO ADVISORY OVERSIGHT ON THE MATERIAL EVENTS REGIME FOR ISSUERS : RELEVANCE CRITERIA AND TRANSPARENCY DUTIES,' which was notified to the company on January 20 , 2026 , via Circular No . 031 - 2026 - SMV/ 11 . 1 (hereinafter, the Guide) . This Guide contains the primary criteria applied by the SMV ’ s General Intendancy for Conduct Supervision (IGSC) when monitoring issuers' compliance with their duties and obligations regarding the regime of

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

Material events[10]; and according to which CEMPACASMAYO should have reported relevant changes in their results" as a material event, independent of the presentation of their FS.

This is even more so given that an impact reducing operating income by 20% and representing 50% of net income is, by definition, material information. To claim that it is 'ancillary' would reveal a non-objective and arbitrary interpretation of the rule, the effect of which would be to obscure the financial penalty imposed on minority shareholders. In this sense, it is reasonable to maintain that the market could not have 'internalized' an expense of S/ 77.6 million whose existence had been denied or concealed in HI-11/12/25.

Specify the date on which CEMPACASMAYO became aware of these expenses and these amounts.

In this regard, CEMPACASMAYO in HI-03/03/26 has responded:

IMAGE 8.2

CEMPACASMAYO became initially aware of the obligation to assume the expenses derived from the Transaction on the date it was disclosed to the market through a Material Event dated December 16, 2025. At that time, detailed information regarding the composition or the breakdown of the items included in said expenses was not yet available.

As shown in IMAGE 8.2 and in the HI-03/03/26, CEMPACASMAYO admits that it became aware of the obligation to assume the expenses on December 16, 2025, but that on said date it did not have the breakdown of such expenses.

This admission confirms the inaccuracy or lack of veracity of the information reported in the HI-12/22/25, since on December 16, 2025, it was already known that it had to pay those S/ 77.6 million due to an administrative decision, its statements made 06 days later in the HI-12/22/25 affirming, among others, that: «it has only contributed by delivering information within the framework of the initiated due diligence», «CEMPACASMAYO has not hired any advisor, consultant, auditor, or third party», «CEMPACASMAYO has no knowledge of any other contract and/or agreement, other than the SPA, related to the sale of the shares issued by ASPI and/or the shares issued by CEMPACASMAYO»; and «CEMPACASMAYO does not have additional information or documentation regarding the future transfer of the shares issued by ASPI», —could qualify as a deliberate concealment of information from the market, which, we reiterate, is extremely serious.

Report on CEMPACASMAYO's internal procedures for expense recognition. This document details the end-to-end workflow: from the initial identification and classification of expenses to the recording of accounting dates and the hierarchy of management approvals, concluding with the preparation and presentation of the Financial Statements.

In this regard, CEMPACASMAYO in HI-03/03/26 responded:

---

[10] See web link: https://www.gob.pe/institucion/smv/normas-legales/7660778-031-2026-smv-11-1

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Page 23 of 34

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

IMAGE 8.3

Furthermore, as is customary, regarding the expenses assumed by CEMPACASMAYO, the necessary approval guidelines for their accounting registration and payment approval were applied, as required by its internal controls under the SOX standard (a mandatory standard for CEMPACASMAYO as a company with securities listed on the New York Stock Exchange).

It should be noted that the recording of these operations was carried out through the 'SAP HANA' system, which automatically integrates economic operations into the official accounting books that serve as the basis for the preparation of the Financial Statements. Considering the amounts involved, and in accordance with applicable accounting standards, these expenses were presented under a separate line item within the 'Other operating expenses, net' category in the Statement of Profit and Loss, thus guaranteeing transparency and proper disclosure of the item to the market.

As seen in IMAGE 8.3 and HI-03/0326, CEMPACASMAYO states that it used SAP HANNA and SOX standards for automatic registration of the multi-million **HOLCIM EXPENSES** that had been approved by its administrative body.

In this regard, it should be noted that the use of accounting systems or an ERP such as SAP does not exempt an entity from the responsibility of applying the fundamental principle of "materiality and faithful representation" set forth in the Conceptual Framework for Financial Reporting. Thus, CEMPACASMAYO's internal controls were inadequate, as they failed to distinguish third-party liabilities and expenses from the company's own financial obligations."

9. **Requirement 9: Attach all supporting documentation you deem necessary and relevant to evidence and support your responses.**

In this regard, CEMPACASMAYO has responded in HI-03/03/26:

IMAGE 9

We consider that the detailed explanation in the previous points fully, adequately, and sufficiently supports our responses, and there is no additional documentation that is pertinent to add.

As shown in IMAGE 9 and in HI-03/03/26, CEMPACASMAYO considers that it has fully, adequately, and sufficiently substantiated the requirements and that there is no additional relevant documentation to be added.

In this regard, the present document establishes that the information provided by CEMPACASMAYO is incorrect. Consequently, we have detailed everything that remains unfulfilled for each requirement.

II. CORPORATE GOVERNANCE AND CODE OF CONDUCT

As stated in OFFICIAL LETTER NO. 872, CEMPACASMAYO is an issuing entity in the Peruvian securities market, as its common voting shares and investment shares are registered in the Public Registry of the Securities Market (RPMV). Consequently, it must comply with the current regulations applicable to issuers in said market and is subject to supervision by the SMV.

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Page 24 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

According to the information provided by CEMPACASMAYO on pages 142 and 143 of its 2025 Annual Report, the company has more than 9.6 thousand minority shareholders holding common voting shares, and more than 580 shareholders holding investment shares.

Likewise, the 04 AFPs of the Private Pension System, under the supervision of the Superintendent of Banking, Insurance and Pension Funds (SBS), are or would be holders of almost 20% of the common shares with voting rights of CEMPACASMAYO; and according to the information published by the SBS, as of December 2025, the private pension system of the 04 AFPs has 10.3 million active members.

In addition, CEMPACASMAYO is a publicly held corporation and, as such, is subject to all obligations established by the regulations applicable to this type of entity.

These 10 thousand shareholders and 10 million affiliates are those who would have a legitimate interest in CEMPACASMAYO financial and non-financial information, its equity, revenue generation, and expenses—including the **HOLCIM EXPENSES**— in its EBITDA, cash flows, and operating and net profits; in the price of a potential Tender Offer (OPA) resulting from the possible future change of control of CEMPACASMAYO from ASPI to HOLCIM once the Transaction is finalized; in its good corporate governance practices, its regulatory and conduct code compliance, and, in general, in all material information related to the cement company's activities.

CEMPACASMAYO in the Corporate Governance section of its website (https://www.cementospacasmayo.com.pe/) states:

> *"At Pacasmayo we have among our objectives the **constant improvement of good corporate governance practices under the highest standards in the market.** In addition, we are committed to its development, for the benefit of our shareholders, stakeholders, communities and the market in general.*
>
> *(…)*
>
> *Guided by **our values and ethical principles**, we are convinced that **the good treatment of our shareholders**, the **transparent presentation** and **timely results**, the application of the Sarbanes-Oxley law and the sustainability model will continue to attract shareholder interest and maintain their trust in our*
>
> *We are **committed to maintaining compliance with our good corporate governance practices.***
>
> *As evidence of this, is that since 2010 our company has been selected by the Lima Stock Exchange (BVL) as part of the Good Corporate Governance Index (IGBC)."*

[11] The approval of the 2025 Annual Report, including the Corporate Governance Report and Sustainability Report, will be on March 24 or 31, 2026 by its Annual Mandatory Meeting of Shareholders, according to the respective call See web links: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={10EE549C-0000-C215-B1C7-E72544636B7A} and https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={60EE549C-0000-CA1B-B796-BC6F586EC2D7}

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Page 25 of 34

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

In this section of Corporate Governance, CEMPACASMAYO has published its Code of Conduct, its Code of Conduct Handbook and Ethical World [12]. In the Code of Conduct, it is stated:[13]

> "*Inspired* by our values and guided by the vision for the future of *Pacasmayo, the Code of Conduct reflects the ethical commitment we have in our relationships with our various stakeholders.*
> *(…)*
>
> *The Code of Conduct outlines the* ***standards that must be observed by all our directors, executives, employees and external advisors****. Through this code, we aim to ensure standards of conduct and ethical principles in the daily operations of the organization.*
>
> *The Code of Conduct is a compendium that outlines the* ***basic principles*** *that should govern the action, behavior and relationship of Directors, Executives, Employees and External Advisors of Cementos Pacasmayo S.A.A., as well as its subsidiary companies, whatever the position they may have occupy, the place in which they are, and the work they carry out.*
>
> *(…)*
>
> *WHAT ARE THE BASIC PRINCIPLES?*
>
> *(…)*
>
> ***6. Respect for the Law***
>
> *(…)*
>
> ***8. Compliance Conduct***
>
> *(…)*
>
> ***Respect for the Law***
>
> *Compliance with the Constitution and* ***all legal regulations in force within our legal system is mandatory for all members of Cementos Pacasmayo and its subsidiaries****. Ignorance of the law does not excuse non-compliance.*
>
> *Likewise, compliance with the company's policies, procedures, and regulations is mandatory. These are developed and updated in accordance with the country's legal framework, the decisions of our Board of Directors, and the provisions of the New York Stock Exchange (NYSE), of which we are a member, and which establishes a series of mandatory corporate governance standards.*
>
> ***Compliance Conduct***
>
> *We also believe that the freedom of consumers and producers must be exercised in accordance with current regulations and, above all, with ethical,*

---

[2] See we b: https://www.cementospacasmayo.com.pe/inversionistas/codigos-y-estatutos link

[3] See web link: https://storage.googleapis.com/pacasmayo_web/assets/C%C3%B3digo-de-conducta-2020.pdf

Av. Paseo de la República
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Page 26 of 34

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 27 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" honest, transparent, and responsible conduct. Therefore, we avoid and condemn irregular, illegal, and unethical situations , such as: Conflict of interest: We take great care to avoid conflicts of interest , which are situations (real or apparent) in which personal interests interfere with the interests of the company and its subsidiaries. For example, when an employee – of any level, position, or hierarchy seeks to benefit personally or to benefit a family member, friend or group of people, unduly and behind the company's back; or when the personal relationships affect an employee's ability to decide accurate, efficient, professional, and objectively in their work. (…)» NEW REQUIREMENT CEMPACASMAYO is required to explain the grounds on which the information it discloses regarding its aforementioned Good Corporate Governance practices and its Code of Conduct is consistent and compliant with the facts and potential breaches previously exposed regarding the inclusion of the HOLCIM EXPENSES in its accounting and Financial Statements, taking into account that the Transaction has not yet been finalized and that these negotiations involve only its controlling shareholder as the selling party . Likewise, the company is required to substantiate how potential conflicts of interest were resolved regarding its controlling shareholder, ASPI, and/or Mr . Hochschild as the selling party in the Transaction that generated these expenses . Furthermore, it must address the potential conflict of interest of the independent audit firm, EY, which acted as a paid advisor in the Transaction while simultaneously issuing an unqualified opinion on the 2025 Financial Statements . The corresponding supporting documentation must be attached . PARAGRAPHS a AND b OF ARTICLE 51 OF THE SECURITIES MARKET LAW Article a and b of Article 51 of the Securities Market Law establish that 'Article 51. - Obligation of the Issuer Issuers with securities registered in the Registry are subject to the following Rules: a) Directors and managers are prohibited from receiving loans in the form of money or assets from the company. They are also prohibited from using the company ’ s assets , services, or credit for their own benefit, or for the benefit of their related parties, without the authorization of the Board of Directors ; III. b) Directors and managers are prohibited from using their positions to obtain, by any other means and to the detriment of the corporate interest , undue advantages for themselves or for their related parties; and, (…)» NEW REQUIREMENT

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 28 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" Based on the facts and potential breaches set forth in this document, CEMPACASMAYO is required to explain the grounds on which the assumption of the HOLCIM EXPENSES and/or the payments made to its Senior Management and/or Board of Directors do not infringe the mandatory legal mandates established in subsections a) and b) of Article 51 of the SML . The corresponding supporting documentation must be attached . IV. GENERAL CORPORATIONS LAW, LAW NO. 26887 It is necessary to keep in mind the following provisions of the GCL : 'Article 153 . - Collegial body and election The board of directors is a collegial body elected by the general meeting . When one or more types of shares are entitled to elect a certain number of directors, the election of such directors shall take place at a special meeting . (…) Article 166. - Remuneration The position of director is remunerated . If the bylaws do not specify the amount of compensation, it is up to the mandatory annual shareholders’ meeting to determine it . The profit sharing for the board of directors can only be deducted from the net profits and, where appropriate, after the deduction of the legal reserve for the corresponding year . (…) Article 171. - Exercise of office and reserve The Directors shall perform their duties with the diligence of a prudent businessman and as a loyal representative. They are required to maintain confidentiality regarding the company's business and any corporate information to which they have access, even after ceasing to hold office. (…) Article 173. - Information and functions Each director has the right to be informed by management of all matters related to the company ’ s progress . This right must be exercised within the board of directors and in such a way as not to affect corporate management . Directors elected by a group or class of shareholders have the same duties towards the company and the other shareholders than the remaining directors and its action cannot be limited to defending the interests of those who chose them . (…) Article 175. - Reliable information The board of directors must provide shareholders and the public with sufficient, reliable and timely information as required by law regarding the legal, economic, and financial condition of the company . (…)

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 29 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" Article 177 . - Liability Directors are jointly and severally liable to the company, shareholders, and third parties for any damages caused by resolutions or acts that violate the law or the articles of incorporation, or by acts committed with intent to defraud, abuse of authority, or gross negligence . The board of directors is responsible for ensuring compliance with the resolutions of the general shareholders ’ meeting, unless the meeting provides otherwise in specific cases . Directors are likewise jointly and severally liable with their predecessors for any irregularities committed by the latter if, having knowledge of such irregularities, they fail to report them in writing to the General Shareholders' Meeting . (…) Article 179. - Contracts, credits, loans or guarantees A director may only enter into contracts with the company regarding those operations that the company normally conducts with third parties, provided that such contracts are concluded under market conditions. The company may only grant credit or loans to directors, or provide guarantees in their favor, when such operations are those that the company normally carries out with third parties. Contracts, credits, loans, or guarantees that do not meet the requirements set forth in the preceding paragraph may be entered into or granted with the prior agreement of the Board of Directors , adopted by the vote of at least two - thirds of its members. The provisions of the preceding paragraphs apply to directors of affiliated companies and to the spouses, descendants, ascendants, and relatives within the third degree of consanguinity or second degree of affinity of the company ’ s directors and the directors of affiliated companies. Directors are jointly and severally liable to the company and third - party creditors for any contracts, credits, loans, or guarantees entered into or granted in violation of the provisions of this section. Article 180 . - Conflict of interest Directors may not adopt resolutions that do not serve the company ’ s interests but rather their own interests or those of related third parties , nor may they use for their own benefit or that of related third parties any commercial or business opportunities of which they become aware by virtue of their position . They may not engage, on their own behalf or on behalf of third parties, in activities that compete with the company without the company ’ s express consent . Any director who has an interest in any matter that conflicts with the interests of the company must disclose such interest and refrain from participating in the discussion and decision - making regarding that matter . The director who contravenes the provisions of this article is responsible of the damages caused to the company and may be removed by the board of directors or by the general meeting at the proposal of any shareholder or director.

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 30 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" V. NEW REQUIREMENT Based on the facts and potential breaches set forth in this document, CEMPACASMAYO is required to explain the grounds on which the assumption of the HOLCIM EXPENSES and/or the payments made to its Senior Management and/or Board of Directors, as well as the respective agreements, comply with and do not infringe the legal mandates of the General Corporations Law cited above . The corresponding supporting documentation must be attached . SUMMARY OF INFORMATION REQUESTS In this sense, all the foregoing, the applicable legal framework, and the supervisory powers of the SMV, particularly the provisions of Article 27 of the Material Events Regulation, the following is established : Considering the statements in Section I and other relevant sections, your company is hereby requested once again to provide the information required under OFFICIAL LETTER 872 . 1. Requirement 1: Detail of all the expenses that make up the 04 types of expenses reported in the HI - 03/0326, the amount and date on which each was incurred or accrued. In addition, it must report: (i) The identity of the members of Senior Management and the advisors who were paid, including the respective amount paid to each of them ; No additional information has been provided regarding the previously mentioned prior contractual obligation or its nature ; All information regarding the parties to the respective contract or the content of the document supporting such prior contractual obligation ; All information regarding which competent corporate body and which individuals approved said contract or prior contractual obligation, and on what date ; as well as the approval for the hiring of legal, tax, and financial advisors ; All information regarding the main terms of the prior obligation and the respective document ; All information regarding how the SPA triggered the requirement for CEMPACASMAYO to make said payment to its Senior Management ; All information regarding when and by what means CEMPACASMAYO informed the market of the existence of said prior obligation and any others that may exist which have the effect of reducing CEMPACASMAYO ’ s free cash flow, income, and equity ; All information regarding whether or not these expenses qualify as a related - party transaction that must comply with the regulatory framework set forth starting from subsection (c) of Article 51 of the Securities Market Law ; All information regarding whether this constitutes an adequate and reasonable payment within the framework of good corporate governance practices ; All information regarding the legality of the prior agreements or obligations related to the payments to Senior Management, and the compliance with said agreements ; (ii) (iii) (iv) (v) (vi) (vii) (viii) (ix) (x)

PERU Ministry of Economy and Finance | SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

with the provisions of paragraphs, a) and b) of article 51 of the LMV and in the provisions set forth in the HSL cited below; and

xi) All about the reasons, specific legal ground and documentation that sustains the multi-million HOLCIM EXPENSES

2. **Requirement 2:**

(i) Supporting documentation to support his claims that the multi-million **HOLCIM EXPENSES** are operating expenses.

(ii) Your comments and/or substantiated and documented explanations regarding to the observations previously made in relation to its reply to this request.

3. **Requirement 3:**

(i) Supporting documentation that substantiates the assertions made in your response to this request, including the claim that the recognition of such expenses by the target company of an unconsummated transaction is a standard and recurring practice in both domestic and international markets for operations of this magnitude and complexity; and that such practice guarantees the closing of the transaction under optimal conditions of efficiency and legal certainty, which will ultimately redound to its own benefit.
(ii) Please indicate which competent governing bodies approved or authorized the **HOLCIM EXPENSES** and payments to senior management, specifying which individuals adopted the relevant resolution and whether it was adopted unanimously or by a majority vote.
(iii) On what date were those agreements adopted, when were they reported as material events, and what other information was provided.
(iv) How the technical reports were drafted and submitted for review and approval by those bodies.
(v) What technical reports and supporting documentation were evaluated by these bodies of management to convince themselves that their decision is based on the creation of long-term value to the company or to maximize the value of CEMPACASMAYO.
(vi) Supporting documentation substantiating your assertions that said payment to Senior Management is neither a discretionary expense nor an extraordinary bonus derived from the Transaction's negotiation, but is rather based on a performance-based incentive and management results scheme.
(vii) Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response to this request

4. **Requirement 4:**

(i) Your comments and/or substantiated and documented explanations regarding the observations previously raised in connection with your response to this request.

Av. Paseo de la República
3617 San Isidro
Central : 610-630 0
www.smv.gob.pe
Page 31 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values

"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

5. **Requirement 5:**
   (i) Your comments and/or substantiated and documented explanations regarding the observations previously raised in connection with your response to this request.

6. **Requirement 6:**
   (i) The findings of the evaluation conducted on the supporting documentation for Holcim-related expenses, to determine their proper attribution to the company's business activities for corporate, tax, and financial transparency purposes
   (ii) Your comments and/or substantiated and documented explanations regarding the observations previously raised in connection with your response to this request.

7. **Requirement 7:**
   (i) Supporting documentation for EY's requirements regarding the 05 main procedures applied that you have detailed.
   (ii) Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response to this request.

8. **Requirement 8:**
   (i) Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response in IMAGE 8.1.
   (ii) Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response in IMAGE 8.2.
   (iii) Your reasoned and documented comments and/or explanations regarding the observations previously formulated in relation to your response in IMAGE 8.3.

9. **Requirement 9:**
   Attach all supporting documentation that evidences and supports your answers.

NEW REQUIREMENTS

Your company is required to provide the following information and documentation:

10. Based on the foregoing and in compliance with IFRS and applicable legal regulations, CEMPACASMAYO must reverse the HOLCIM EXPENSES. If the disbursement has already been made, it should be reclassified as an Account Receivable from ASPI.

Furthermore, CEMPACASMAYO is required to promptly disclose updated Material Events and financial information to rectify previously filed disclosures. This will ensure that both the market and the General Shareholders' Meeting have access to accurate and reliable information that adheres to IFRS and the aforementioned legal mandates.

Av. Paseo de la República
3617 San Isidro
Central : 610-630 0
www.smv.gob.pe
Page 32 of 34

PERU Ministry of Economy and Finance
SMV Superintendence of the Market of Values
"Decade of Equal Opportunities for Women and Men"
"Year of Hope and the Strengthening of Democracy"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

CEMPACASMAYO must also provide an estimated timeline for the rectification of this information and the date on which it will be disseminated to the market.

11. Report and/or explain the grounds on which the information disclosed regarding your aforementioned Good Corporate Governance practices and your Code of Conduct is consistent with and fulfilled in light of the facts and potential breaches previously set forth concerning the assumption in your accounting records and Financial Statements of the HOLCIM EXPENSES, considering that the Transaction has not yet been consummated.

Furthermore, you are required to substantiate how the existence of potential conflict of interest situations was resolved regarding your controlling shareholder, ASPI, and/or Mr. Hochschild, who is the selling party in the Transaction that generated these expenses; as well as the potential conflict of interest situation of the independent audit firm, EY, which has acted as a paid advisor in the Transaction and has issued an unqualified opinion on your 2025 Financial Statements.

You are required to attach all corresponding supporting documentation.

12. Report and/or explain the grounds on which the assumption of the HOLCIM EXPENSES and/or the payments made to your Senior Management and/or Board of Directors do not infringe the mandatory legal mandates established in subsections (a) and (b) of Article 51 of the Securities Market Law (LMV).

13. Report and/or explain the grounds for the assumption by CEMPACASMAYO of the HOLCIM EXPENSES and/or the payments made to its Senior Management and/or Board of Directors and the respective agreements observe and do not violate the legal mandates of the General Corporations Act cited above.

You are required to attach the corresponding supporting documentation.

14. Regarding the external auditor, EY, please disclose all services, consultancies, or other paid engagements provided to the CEMPACASMAYO corporate group and its affiliates. For each item, specify the period during which these services were rendered and the total fees paid.

15. Report if any person has submitted any request for information or complaint related to the multi-million HOLCIM EXPENSES or to the material events of 16/12/25, 22/12/25, 12/02/26 and 03/03/26.

16. Attach all the supporting documentation that is necessary to evidence and support their answers.

17. In the event that the facts, analyses and conclusions set forth above are not Please clarify them in a detailed and documented manner.

18. Report on any other additional supporting information and/or documentation related to the matters of this request.

This requirement must be met within **two (2) business days**, effective the business day following the notification of this official letter. The response must be submitted via the 'Material Events' module of the MVNet System, with the exception of the response to item 14, which shall be addressed solely to the SMV through MVNet under File No. 2025054605.

Av. Paseo de la República 3617 San Isidro
Central : 610-630 0
www.smv.gob.pe
Page **33** of **34**

PERU Ministry of Economy and Finance Av. Paseo de l a Repú bl i ca 3617 San I s id ro Centra l : 610 - 630 0 www.smv.gob.pe Page 34 of 34 SMV Superintendence of the Market of Values "Decade of Equal Opportunities for Women and Men" "Year of Hope and the Strengthening of Democracy" Furthermore, CEMPACASMAYO must include a copy of this letter in its response , under notice that the SMV may proceed with its dissemination pursuant to Article 27 , Paragraph 27.1 of the Material Events (HI) Regulations Finally, the Company is reminded of its obligation under the aforementioned regulations to keep the market informed regarding any material act, fact, or circumstance that may influence market behavior . CEMPACASMAYO must take all necessary measures to ensure full compliance with securities market regulations and SMV requirements . Please be advised that failure to comply with these requirements constitutes sanctionable conduct under the Sanctions Regulations, approved by SMV Resolution No . 035 - 2018 - SMV/ 01 . Without further ado, I remain at your service. Sincerely, Alix Godos Quartermaster General General Intendancy of Supervision of Conduct EGLL/RP With a copy to: AFP HABITAT S.A. AFP INTEGRA PRIMA AFP S.A. PROFUTURO AFP Inversiones Aspi S.A. Holcim Ltd. EY Peru SBS SUNAT Lima Stock Exchange S.A.

Annex 5

Communications received from other AFPs

ANNEXES

TRANSLATION FOR INFORMATION PURPOSES

ANNEX 1

Fernandini Notary’s Office

SINCE 1987

CERTIFIED COPY No. 814847

REGISTRY ENTRY No. 11076338 - LIMA REGISTRY OF LEGAL ENTITIES

RICARDO FERNANDINI BARREDA; ATTORNEY – NOTARY OF LIMA.- I CERTIFY: THAT I HAVE HAD BEFORE ME THE BOOK TITLED: BOARD OF DIRECTORS’ MINUTE BOOK No. 3 CORRESPONDING TO: CEMENTOS PACASMAYO S.A.A., WHICH HAS BEEN DULY LEGALIZED BEFORE DR. RICARDO FERNANDINI BARREDA, NOTARY OF LIMA, ON THE NINETEENTH DAY OF THE MONTH OF NOVEMBER, TWO THOUSAND TWENTY-ONE, REGISTERED UNDER No. 95382, CONSISTING OF 500 SINGLE LOOSE LEAVES, AND I HAVE VERIFIED THAT ON PAGES 0112 TO 0119 THE BOARD OF DIRECTORS’ MINUTES OF CEMENTOS PACASMAYO S.A.A. DATED THE SEVENTEENTH DAY OF THE MONTH OF NOVEMBER, TWO THOUSAND TWENTY-FIVE, ARE EXTENDED AND ATTACHED, THE LITERAL CONTENT OF WHICH IS AS FOLLOWS:

BOARD OF DIRECTORS

11.17.2025

IN LIMA, AT 11:00 A.M. ON NOVEMBER 17, 2025, THE FOLLOWING DIRECTORS PARTICIPATED IN PERSON AT THE COMPANY’S PREMISES LOCATED AT CALLE LA COLONIA NO. 150, SANTIAGO DE SURCO, LIMA: MR. EDUARDO HOCHSCHILD BEECK, MR. RAIMUNDO MORALES DASSO, MS. ANA MARÍA BOTELLA SERRANO, MS. ANA SOFÍA HOCHSCHILD CORREA, MR. ESTEBAN CHONG LEÓN, AND MR. HUMBERTO NADAL DEL CARPIO.

THE SESSION WAS CHAIRED BY THE CHAIRMAN OF THE BOARD, MR. EDUARDO HOCHSCHILD BEECK, AND MR. HUMBERTO NADAL DEL CARPIO ACTED AS SECRETARY.

AFTER VERIFYING THE LEGAL QUORUM, THE SESSION COMMENCED.

THE CHAIRMAN GAVE THE FLOOR TO MR. HUMBERTO NADAL, WHO INFORMED THE DIRECTORS, IN A COMPARATIVE MANNER, OF THE VARIATION IN MACROECONOMIC INDICATORS FROM THE YEAR 2023 TO THE YEAR 2025, HIGHLIGHTING THAT THE CONSTRUCTION GDP PROJECTS A VARIATION OF 5.1% FOR THE YEAR 2025, WHICH REPRESENTS AN IMPROVEMENT COMPARED TO LAST YEAR, AND THAT REGARDING PUBLIC AND PRIVATE INVESTMENT, VARIATIONS OF 4.0% AND 6.7% ARE PROJECTED, RESPECTIVELY.

AGENDA:

1.	APPROVAL OF THE MINUTES FROM THE PREVIOUS SESSION

2.	PRESENTATION OF THE BOARD COMMITTEES’ REPORT

3.	PRESENTATION OF THE CEO’S REPORT

4.	PRESENTATION OF THE COMMERCIAL REPORT

5.	PRESENTATION OF FINANCIAL STATEMENTS

6.	PRESENTATION OF THE 2026 BUDGET

7.	OTHER MATTERS

DEVELOPMENT OF THE SESSION:

1. APPROVAL OF THE MINUTES OF THE PREVIOUS SESSION. –

The minutes of the Board of Directors’ meeting dated October 21, 2025, were approved unanimously and without observations.

Next, the Chairman took the floor to mention that, in accordance with our senior management succession plan and after an admirable career of more than 30 years in the Hochschild Group and an exemplary trajectory of more than 17 years at Cementos Pacasmayo S.A.A., Mr. Jorge Javier Durand Planas will retire, effective December 3, from his executive role as Chief Legal Officer (General Counsel) and Compliance Officer of the Compliance and Anti-Bribery Management System, and person in charge of the prevention of management systems. These responsibilities will be redistributed among: Gabriela Ivy Dañino Sinclair, who will assume the role of General Counsel, and Diego Reyes Pazos, who will assume the role of Compliance Officer of the Compliance and Anti-Bribery Management System and person in charge of the prevention of management systems.

Subsequently, the Chairman stated that Mr. Durand leaves an invaluable legacy of integrity and unwavering values. Under his leadership, the company has operated under the highest legal and ethical standards, consolidating a solid culture of compliance, sustainability, and good corporate governance that has protected our institutional reputation. Finally, he mentioned that Mr. Durand will not distance himself completely from the company as he will continue to provide external advisory services to the company as necessary.

After a brief exchange of opinions regarding his contributions to the company, the Directors thanked Mr. Javier Durand for his vision and dedication, wishing him the greatest success in his new professional stage.

2. PRESENTATION OF THE BOARD COMMITTEES’ REPORT. –

Mr. Nadal reported on the developments in the Sustainability Committee held prior to the session.

Regarding the Audit Committee held on October 28, 2025, Mr. Esteban Chong stated that the financial statements as of September 30, 2025, were reviewed jointly with the external auditors, regarding which there were no observations. Consequently, they were approved unanimously, along with the press release prepared to inform the market of the consolidated results for the third quarter of 2025. Authorization was granted for their submission to the Superintendency of the Securities Market (SMV), the Lima Stock Exchange (BVL), the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

Regarding risk management, Mr. Esteban Chong presented the update of the Corporate Risk Matrix, which includes twenty-eight (28) strategic risks, grouped according to the corresponding department. Of these, five (5) present a high residual value, thirteen (13) a medium residual value, and ten (10) remain within the risk appetite established by the company, with low or very low residual values.

Subsequently, Mr. Chong showed the results corresponding to the first half of 2025, in which a total of one hundred sixty (160) identified risks were recorded, managed under the new methodology of the Pirani risk platform. Progress in the registration and evaluation of these risks in the system was also presented, as well as their distribution by risk levels, emphasizing the seven (7) high risks of the company.

Later, Mr. Chong presented the Risk Management Work Plan, highlighting the progress achieved during the first half of the year and the actions planned for the coming months. In this framework, evidence was shown of training provided to eighty-eight (88) collaborators in the Lima offices and plants, conducted through the Risk Game, a dynamic that exemplifies real cases occurred in companies, based on claims documented by our provider Marsh, who was also in charge of conducting the course.

Likewise, he presented the results of the first “Crisis Risk Focus,” directed at the directors, an initiative that promotes a culture of prevention and strengthens preparedness for events that could generate significant impacts on the company’s objectives, identifying opportunities for improvement in processes. Finally, he presented the 2026 Work Plan of the Risk Management team, which was approved by the committee.

Regarding significant legal matters and the report of the Compliance Officer, Mr. Javier Durand informed the committee, among other things, that a refund of 19 million soles of mining royalties unduly collected by SUNAT was obtained, together with an additional amount of 7 million for accrued interest, and that in the coming months an additional amount of 10 million for unduly collected fines should be received, together with accrued interest for an amount of 5 million.

Likewise, regarding the accelerated depreciation of the civil works of the Piura plant, he informed that the Tax Tribunal overturned the SUNAT findings for the 2016, 2017, 2018, and 2019 fiscal years, which means the elimination of an alleged debt for an amount of almost 300 million soles.

Regarding the Compliance Officer’s report, Dr. Durand informed the committee that on October 16, the minutes of the management review regarding the operation of the Anti-Bribery Management System (SGAS), Compliance (SGCU), and Prevention Model were reviewed with General Management.

Subsequently, Dr. Durand reported that: (i) no events or non-compliances have occurred during the quarter of the year that require reporting to the Board in accordance with the Code of Conduct and/or the policies of: Compliance, Information, Anti-Bribery, Prevention of Money Laundering and Terrorism Financing (LAFT), and Free Competition ; and (ii) no relevant securities transactions have been carried out by directors and/or restricted persons during the trading window.

Next, he indicated that on August 25, Mr. Marco Antonio Zaldívar gave the talk “Integrity Needs No Witnesses,” where he presented different everyday ethical dilemmas and, together with Mr. Esteban Chong, disseminated the new ethical identity called “We are Integral, let us always be so”.

On the other hand, he reported that: (i) during the months of August to October, specific training has been provided to employees participating in processes with a higher risk of commission of crimes, according to the Regulation of the Law that regulates the administrative responsibility of legal entities in criminal proceedings; (ii) the manual for the Prevention of Money Laundering and Terrorism Financing (LAFT) has been updated and submitted for Committee approval ; and (iii) in compliance with the provisions of Law No. 30424 and its amendments, training was conducted for Committee members on the Crime Prevention Model, with the objective of strengthening their competencies in the supervision and effectiveness of the compliance system.

Regarding the Internal Audit report, progress was reported on the 2024 recommendation related to the implementation of the drainage system in quality control at the precast plants in Piura and Pacasmayo, which is important for operational continuity in the face of possible flooding due to rains, indicating that it will be completed in November 2025.

Additionally, the progress status of the action plans related to the recommendations given to the service procurement process was shown, as well as the progress percentage report of the audits conducted during the third quarter of 2025. Along with this, the main recommendations derived from the audits of the Consorcio Constructor del Norte del Perú and the processes related to customer experience were presented. Regarding the status of the 2025 recommendations, he stated that 78 recommendations were reported, of which 38 have already been implemented and the remaining 40 are within the current deadline.

Subsequently, Ms. Luzón presented to the Committee the program for the fourth quarter of 2025, as well as the 2026 Audit Plan and its budget.

Regarding the External Auditors’ report, Mr. Arribas pointed out to the Committee that, as a result of the limited review of the interim consolidated financial statements as of September 30, 2025, and the corresponding interim consolidated statements of profit or loss, changes in equity, cash flows, and explanatory notes, there is no knowledge of any material modification that should be made to the financial information to align with IFRS.

Next, Mr. Chong informed that the Chairman and the other members of the Committee, in accordance with the Good Corporate Governance policies and the Internal Regulations of the Committee, conducted the annual review and evaluation of the performance of the Committee’s functions and its members, including the review of compliance by the Committee with the provisions of the regulations, stating that the performance of the Committee and its members was adequate and that it was not necessary to modify its internal regulations.

The Directors thanked the committees for their report.

3. PRESENTATION OF THE CEO’S REPORT. –

Subsequently, Mr. Humberto Nadal, General Manager of the Company, took the floor and presented a report on the most relevant aspects of the Company’s management, with the following results in comparison to the same period of the previous fiscal year:

●	The sales volume of cement, concrete, and precast products increased by 6.8%, mainly due to the increase in demand for both cement bags and infrastructure projects.

●	Consolidated EBITDA increased by 2.8%, reaching S/ 482.2 million, primarily due to increased demand, as well as lower costs and operational efficiency.

●	The consolidated EBITDA margin was 27.5%, representing a decrease of 1.1 percentage points.

●	The Company’s revenues increased by 6.9%, in line with the increase in sales volume.

●	Net income increased by 13.4%, reaching S/ 198.6 million soles, mainly due to the increase in operating income, the increase in financial income, the reduction of interest payments due to debt amortization, and the favorable difference in the exchange rate.

Additionally, he mentioned that, regarding the “MERCO” business and leadership ranking, the Company remained for the tenth consecutive year as part of the Top 10 of the aforementioned business and leadership ranking.

Finally, regarding the Dow Jones Sustainability Index (DJSI), the Company achieved 79 points (three points above 2024), placing it in the 95th percentile, and consolidated its position within the top tenth of the industry at a global level, leading the cement sector for the third year and, for the sixth consecutive year, remaining within the 90th percentile.

After a brief exchange of ideas, the Directors thanked the General Manager for the report and unanimously approved the management of the administration.

4. PRESENTATION OF THE COMMERCIAL REPORT. –

Immediately thereafter, Mr. Humberto Nadal proceeded to explain in detail the cement shipments in the national market and by the Pacasmayo Group as of October 2025.

Mr. Nadal explained that, in the cumulative period through October 2025, the national cement market reached a total shipment of 10,585,000 MT, representing a 5.9% increase compared to the same period of the previous year ; meanwhile, during the same period, the companies belonging to the Association of Cement Producers (ASOCEM) reached a shipment of 9,383,000 MT, which signified a 3.1% increase compared to the same period in 2024.

Regarding cement shipments by the Pacasmayo Group, Mr. Nadal reported that, in the cumulative period through October 2025, a total shipment of 2,504,000 MT was reached, representing a 6.8% increase compared to the same period of the previous year.

Likewise, regarding concrete shipments, he indicated that at the close of October 2025, the Pacasmayo Group reached a total of 47,000 m3.

The Directors thanked him for the information provided.

5. PRESENTATION OF FINANCIAL STATEMENTS. –

Mr. Humberto Nadal explained the Company’s financial statements as of October 31, 2025, expressed in thousands of soles.

Regarding the Statement of Profit and Loss, he reported that in the cumulative period through October 2025, compared to the same period of the previous year, net sales revenue increased by 6.9%; gross profit was S/ 665,139, representing a 9.4% increase; operating profit was S/ 351,728, 3.5% higher; profit before income tax was S/ 287,101, 10.9% higher; and net profit was S/ 198,600 and EBITDA reached S/ 482,219, representing increases of 13.4% and 2.8%, respectively.

Regarding the Statement of Financial Position, compared to December 2024, he highlighted that as of October 2025, current assets increased by 19.4%; non-current assets decreased by 1.8%; total assets increased by 4.8%; current liabilities increased by 31.1%; non-current liabilities decreased by 9.1%; total liabilities increased by 6.7%; total equity increased by 1.9%; net debt decreased by 16.3%; and consolidated debt decreased in 5.4%.

After the explanations were finished and queries were resolved, the Directors thanked [the management] for the information.

6. PRESENTATION OF THE 2026 BUDGET. –

Immediately thereafter, Mr. Humberto Nadal proceeded to present and explain the detailed budget for the year 2026.

After a brief exchange of ideas, the Directors thanked [him] for the information provided and approved the budget presented for the 2026 fiscal year.

7. OTHER MATTERS. –

7.1 UTEC DONATION

The Chairman gave the floor to Mr. Nadal, who proposed that the Pacasmayo Group make an additional donation before the end of the year to support education in the country through donations to the University of Engineering and Technology (UTEC) for up to the amount of US$ 2,000,000 or its equivalent in Nuevos Soles, and in accordance with the Company’s cash availability.

After a brief exchange of ideas and with the abstention of Directors Ana Sofía Hochschild Correa and Eduardo Hochschild Beeck, the Directors approved Mr. Nadal’s proposal and authorized the donation to UTEC.

7.2 GRANTING OF POWERS FOR THE SALE OF “EL FARO” LAND

Next, the Chairman gave the floor to Mr. Humberto Nadal, who informed the Directors that it was convenient for the Company’s interests to carry out the sale of the real estate identified as “LOT 01,” located in the District of Pacasmayo, and registered under Registry Entry No. 11017900 of the Real Estate Property Registry of the San Pedro de Lloc Registry Office, Registry Zone No. V - Trujillo Headquarters; therefore, it was necessary to grant powers to certain representatives of the Company in order to carry out the sale.

After discussing the main aspects of the sale, the Directors unanimously approved granting powers to Mr. Diego Reyes Pazos, identified with DNI No. 10808654, and Ely Adriana Hayashi Hirahoka, identified with DNI No. 41217242, so that, acting individually and with a sole signature, they may enter into and sign any contracts, agreements, addenda, and, in general, all public and/or private documents that may be necessary or convenient for the sale of the referred real estate.

7.3 GRANTING OF POWERS FOR THE SALE OF CONCESSIONS AND LANDS OF THE ALTO CHICAMA COAL PROJECT

Next, Mr. Humberto Nadal pointed out that, considering the impairments of certain mining concessions of the Alto Chicama Coal Project, it was convenient for the Company’s interests to transfer the mining concessions “EL DIAMANTE”, registered in entry 11070656; “MARTIN III”, registered in entry 11226579; “MARTIN IV”, registered in entry 20005997; “SAN MARCOS RQ”, registered in entry 20002010; “MARTIN VIII”, registered in entry 11053895; “ALCENTRO 2”, with Chief Resolution 000254-2006-INACC/J; and “MARTIN VII 50”, registered in entry 11051921; all of said entries from the Book of Mining Rights of Trujillo; as well as to transfer the ownership of the surface lands where the referred concessions are located. For this purpose, it was necessary to authorize certain representatives of the Company so that, in the name and representation of the Company, they may negotiate, enter into, and/or sign any contracts, agreements, and documents in general for such effects.

After a brief deliberation, the Board unanimously agreed to grant broad and sufficient powers in favor of Diego Reyes Pazos, identified with DNI No. 10808654, and Julio Rafael Oropeza Reyes, identified with C.E. No. 005769583, so that any one of them, acting individually and with a sole signature, may enter into and sign any contracts, agreements, and, in general, all public and/or private documents that are necessary or convenient for the transfer of the referred concessions and surface lands.

7.4 POTENTIAL TRANSFER OF SHARES BY THE CONTROLLING SHAREHOLDER

Finally, the Secretary stated that, as had been reported in the Board meeting of September 9, 2025, the Company’s shareholder, Mr. Eduardo Hochschild, is evaluating a potential indirect change of control transaction of the Company, through a potential transfer of his shares in Inversiones ASPI S.A. in favor of Holcim Ltd. (the “Potential Transaction”).

In this regard, the Secretary pointed out that, should the Potential Transaction being negotiated materialize, the entry of Holcim Ltd. as a shareholder of the Company could signify an excellent opportunity for the latter, both from a competitive perspective and due to the potential consolidation of operational synergies, the optimization of the capital structure, and the utilization of economies of scale, with the consequent generation of greater benefits and value for the Company and its shareholders; this taking into account that it is the largest cement company in the world with a global presence.

In that sense, the Secretary indicated to the Directors that, taking into account the potential benefits mentioned above for the Company and its shareholders, if the Potential Transaction were to materialize, it was being considered... including in the share purchase agreement that certain costs and fees linked to the potential transaction, such as fees for legal, financial, and tax advisors, among others, as well as certain bonuses, be assumed by the Company.

After a brief exchange of ideas, the Board, with the abstention of Directors Ana Sofía Hochschild Correa and Eduardo Hochschild Beeck, unanimously agreed that certain costs and fees linked to the potential transaction—such as fees for legal, financial, and tax advisors, as well as certain bonuses—be assumed by the Company, having determined that such a cost assumption structure would result in the benefit of the Company and its shareholders.

Likewise, the Chairman pointed out that, as was known to the Directors, Mr. Humberto Nadal maintains an agreement with the Company by virtue of which the Company is obliged to pay him compensation as a consequence of the good commercial and financial performance of the Company, which—among other assumptions—considers that it be activated in the event of a change of control in the Company. In that sense, the Chairman indicated that, should the agreements to finalize the potential transaction be signed, the referred compensation must be paid by the Company, given that this payment forms part of the contractual obligations assumed by it.

After a brief deliberation, the Board, with the abstention of Directors Ana Sofía Hochschild Correa, Eduardo Hochschild Beeck, and Humberto Nadal del Carpio, unanimously agreed that, should the agreements to finalize the potential transaction be signed, the compensation paid to Mr. Nadal by virtue of the agreement signed with the Company be considered as part of the costs derived from the potential transaction to be assumed by the Company, recognizing that this payment corresponds to a contractual obligation assumed by the Company in advance, and that it does not arise from the documents eventually signed for the potential transaction.

At 12:00 hours, and there being no other business to discuss, the Directors unanimously agreed that, in accordance with the provisions of Article 170 of the General Corporations Law, the minutes be signed by the Chairman of the Board, Mr. Eduardo Hochschild Beeck; the Secretary, Mr. Humberto Nadal del Carpio; and the Director, Mr. Raimundo Morales Dasso; after which the session was adjourned.

FOLLOWED BY THREE (03) ILLEGIBLE SIGNATURES

THIS IS A TRUE COPY OF THE MINUTES I HAVE HAD BEFORE ME AND TO WHICH I REFER IF NECESSARY. AT THE REQUEST OF THE INTERESTED PARTY, I ISSUE THIS CERTIFIED COPY, DULY COMPARED ACCORDING TO LAW, WHICH I SEAL, INITIAL, AND SIGN IN THE CITY OF LIMA, ON THE SIXTEENTH DAY OF THE MONTH OF MARCH OF THE YEAR TWO THOUSAND TWENTY-SIX.

(Seal and Signature)

Ricardo Fernandini Barreda

Notary of Lima

ANNEX 3

To the Management of Cementos Pacasmayo

Attn: Ely Adriana Hayashi Hirahoka

Chief Financial and Cybersecurity Officer

Dear Sirs/Madams,

We confirm that, prior to the provision of any non-audit services, we perform an internal independence analysis using the Service Office Reference Tool (Global Reference Template for the Review of Permissible Services for an External Audit Client). This analysis is conducted in strict compliance with the IESBA Code of Ethics and the standards issued by the Public Company Accounting Oversight Board (PCAOB).

In the specific case of the tax advisory services provided in 2025 to Cementos Pacasmayo S.A.A. and its subsidiaries (hereinafter, the “Service”), we have confirmed that, based on this analysis, we concluded that said service did not result in any breach of auditor independence, as it is permissible under the aforementioned standards.

Specifically, the Service provided to Cementos Pacasmayo complied with independence guidelines because it:

1.	Was based on clear tax regulations and criteria, with established precedents set by the applicable tax administration.

2.	Did not involve the issuance of tax judgments that would subsequently need to be evaluated by the audit team itself (Self-review threat).

3.	Did not involve acting in a management capacity, as an employee (or equivalent), or as a representative of the Company.

4.	Did not involve administrative or Human Resources functions.

5.	Did not involve broker-dealer, investment advisory, or investment banking services.

6.	Did not involve legal representation, defining legal strategies, or providing advocacy services before a court.

7.	Did not involve bookkeeping, payroll processing, or the preparation of financial statements.

8.	Did not involve the design or implementation of financial information systems.

9.	Did not include appraisal or valuation services, or fairness opinions.

10.	Did not include actuarial services.

11.	Did not include internal audit services.

12.	EY obtained, in a timely manner and prior to execution, written approval for the aforementioned tax service from the Audit Committee of Cementos Pacasmayo S.A.A.

Therefore, the Service was provided in accordance with external auditor independence guidelines.

ANNEX 5

Lima, March 2, 2026

To:

CEMENTOS PACASMAYO S.A.A.

Attn: Ms. Claudia Bustamante

Investor Relations Officer

Subject: Request for information regarding the “Other operating expenses” item reported in the Consolidated Financial Statements as of 12.31.25.

Dear Sirs/Madams,

In our capacity as a shareholder of Cementos Pacasmayo S.A.A., and in light of the information contained in the Consolidated Financial Statements for the fiscal year ended December 31, 2025, we have noted the “Other operating expenses” item presented in the Consolidated Statement of Profit or Loss, which amounts to S/ 75,442,000.

According to Note 21 of the aforementioned Financial Statements, this item consists primarily of expenses associated with the Holcim acquisition, which, as detailed, amount to S/77,625,000.

With the objective of maintaining a proper understanding of the impact of these items on the fiscal year’s results—and within the framework of our internal monitoring standards and fiduciary diligence toward our affiliates—we would appreciate it if you could provide us, as soon as possible, with an explanatory context regarding the aforementioned expenses.

The purpose of this request is to obtain reasonable and sufficient information to properly evaluate the impact of these expenses on the company’s results, facilitating informed decision-making in accordance with the principles of transparency and good corporate governance.

We would appreciate it if you could send these comments through this same channel. Should you consider it useful, we also remain available to coordinate a brief call with your finance and/or investor relations team.

We look forward to your response.

Sincerely,

(Signature)

PRIMA AFP

Jose Antonio Block Granda

Equity Manager

Lima, March 17, 2026

To: Cementos Pacasmayo Calle La Colonia N° 150, Urb. El Vivero Santiago de Surco

Attn: Ms. Claudia Bustamante Chief Sustainability and Investor Relations Officer

Reference: Transaction between Inversiones ASPI and Holcim

Dear Sirs/Madams,

We are writing to you again regarding the transaction for the sale of 99.99% of the shares of Inversiones ASPI S.A. (“ASPI”)—the holding company of the Hochschild Group and owner of 50.01% of the capital stock of Cementos Pacasmayo (“Pacasmayo”)—to Holcim Ltd. (“Holcim”).

Specifically, we refer to the recording of certain expenses linked to said transaction in Pacasmayo’s 2025 audited financial statements. In this regard, we consider it necessary for you to share the following information to provide clarity on the basis for such accounting records:

1) Identification and detail of recorded expenses A breakdown of the expenses included in the following categories:

●	Legal advisory fees;

●	Tax advisory fees;

●	Financial advisory fees; and

●	Payments made to Senior Management.

For each item, please specify: the provider or beneficiary; the individual amount; the accrual date; and the payment date.

2) Justification for the Company’s accounting treatment

●	Explain why expenses associated with a share sale transaction conducted between ASPI and Holcim are recognized as expenses of Pacasmayo and not of ASPI.

●	Specify the IFRS standards that support the classification of these items as Pacasmayo’s operating expenses.

●	Provide copies of technical reports presented to the Board of Directors that supported the business justification (conveniencia) for Pacasmayo to assume said expenses, as well as copies of the Board Minutes in which this decision was approved.

3) Payments to Senior Management related to the transaction

●	Explain the terms of the agreements with Senior Management that originated the significant payments made by Pacasmayo, detailing the milestones achieved.

4) Management of conflicts of interest and auditing

●	Indicate the measures adopted to manage conflicts of interest arising from:

○	ASPI’s participation as the selling shareholder;

○	The payments granted to Pacasmayo executives; and

○	EY’s participation as both Pacasmayo’s auditor and an advisor in the sale transaction.

●	Provide documentary evidence of the audit procedures applied specifically to the expenses linked to the transaction with Holcim.

5) Market Disclosure

●	Explain why the existence of the prior agreement that could originate these extraordinary expenses—and the milestone that effectively triggered the payment of these expenses—was not reported to the market as a standalone Material Event.

We would appreciate it if you could share all requested information and documentation prior to the date of Pacasmayo’s Shareholders’ Meeting.

We look forward to your response.

Sincerely,

(Signature) Daniel Jordán Castillo Investment Manager AFP Integra

San Isidro, March 16, 2026

To:

Mr. Humberto Nadal del Carpio

CEO

Cementos Pacasmayo S.A.A.

Calle La Colonial N° 150, Urb. El Vivero, Surco

Reference: Official Letter N° 1065-2026-SMV/11.1

Official Letter N° 1004-2026-SMV/11.1

Official Letter N° 934-2026-SMV/11.1

Dear Sir,

We are writing to you regarding the reference letters, through which the Superintendency of the Securities Market (“SMV”) has notified Profuturo AFP (manager of the PR-Fund 1, PR-Fund 2, and PR-Fund 3 funds, which hold shares representing the capital stock of Cementos Pacasmayo S.A.A. [“Pacasmayo”]), and the Superintendency of Banking, Insurance, and AFPs (“SBS”), of the analysis being conducted by the SMV regarding the expenses and commissions recorded by Pacasmayo in connection with Holcim Ltd.’s acquisition of 99.9% of the shares of Inversiones ASPI S.A., the owner of 50.01% of Pacasmayo’s capital stock.

In this regard, having verified (i) that Pacasmayo recorded the aforementioned expenses as “Expenses associated with the Holcim acquisition” in the 2025 fiscal year financial statements, and considering their magnitude (amounting to S/ 77.6 million in the 2025 consolidated financial statements and S/ 75.9 million in the 2025 separate financial statements), which are expected to impact the company’s results to be approved at the 2026 Annual Mandatory Shareholders’ Meeting; and (ii) that, in the SMV’s opinion, Pacasmayo has failed to provide the market with transparency and sufficiency of information regarding these expenses; it is the duty of Profuturo AFP, representing the aforementioned pension funds and in compliance with the fiduciary duty it exercises by express mandate of Article 21-B of the Unified Ordered Text (TUO) of the Private Pension Fund Management System Law, in accordance with Article 94 of its Regulations, to request that you provide us with the following within a maximum of 5 business days:

Copies of the accounting, financial, or other reports that supported the decision by Pacasmayo’s competent body to assume costs associated with a third-party transaction (the Holcim acquisition expenses) and which substantiate the benefit received by Pacasmayo.

A detailed breakdown of the expenses assumed by Pacasmayo related to the Holcim acquisition, as requested by the SMV in the reference letters.

A report from the CEO or the competent body regarding the impact of assuming the Holcim acquisition expenses on Pacasmayo’s 2025 financial results and on the profits calculated for the company’s shareholders.

An evaluation of potential or actual conflicts of interest identified in the payment of a remunerative benefit triggered by or as a consequence of the Holcim Ltd. acquisition, as well as the detail of the contractual terms of said benefit.

The Independent External Auditors’ Opinion on Pacasmayo’s 2025 Financial Statements to be made available to the shareholders’ meeting for approval.

Any other information used to substantiate Pacasmayo’s assumption of the expense.

This request is related to questions arising from the information provided by Pacasmayo to the SMV (as verified in the reference letters), as well as the responses provided by Pacasmayo during the Q4 2025 Results Conference Call held on February 13, 2026. In that call, Mr. Humberto Nadal, in response to inquiries from two investors, referred to: (i) the Pacasmayo Board’s decision to assume the expenses related to the Holcim acquisition, without providing further substantiation for said decision; and (ii) the relationship of this decision to “contractual obligations” in force for many years related to a change of control in Pacasmayo.

Please send the aforementioned information within the indicated timeframe to the following email addresses: analisisdeinversion@profuturo.com.pe; joswilb.vega@profuturo.com.pe; cintya.rosales@profuturo.com.pe; fabian.aguilar@profuturo.com.pe.

Additionally, it is necessary to state that Profuturo AFP, on behalf of the aforementioned pension funds, reserves the right to exercise its corresponding rights as a shareholder. Likewise, we look forward to confirmation regarding the submission of documentation that Pacasmayo deems pertinent to address the SMV’s request, thereby verifying compliance with its obligations under securities market regulations.

Sincerely,

(Signature)

Joswilb Vega Ugarte

Investment Manager

Profuturo AFP

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